Exhibit 99.2

Execution Version

ARRANGEMENT Agreement

ORLA MINING LTD.

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GOLD STANDARD VENTURES CORP.

June 12, 2022

TABLE OF CONTENTS

	Article 1 INTERPRETATION

1.1	Definitions	1
1.2	Currency	19
1.3	Interpretation Not Affected by Headings	19
1.4	Knowledge	19
1.5	Extended Meanings, Etc.	19
1.6	Date of any Action	19
1.7	Accounting Matters	19
1.8	Statutes	20
1.9	Consent	20
1.10	Schedules	20

	Article 2 THE ARRANGEMENT

2.1	The Arrangement and Effective Date	20
2.2	Implementation Steps by the Company	20
2.3	Implementation Steps by the Purchaser	22
2.4	Interim Order	23
2.5	Company Circular	24
2.6	Final Order	26
2.7	Court Proceedings	26
2.8	Dissenting Company Shareholders	27
2.9	List of Securityholders	27
2.10	Securityholder Communications	27
2.11	Payment of Consideration	28
2.12	U.S. Securities Law Matters	28
2.13	PFIC Annual Information Statement	30
2.14	Adjustment to Consideration Regarding Distributions	30
2.15	Withholding Taxes	30
2.16	Company Options and Company RSUs	31

	Article 3 REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	31
3.2	Representations and Warranties of the Purchaser	59
3.3	Survival of Representations and Warranties	69

	Article 4 COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business	69
4.2	Access to Information	76
4.3	Covenants of the Company Regarding the Arrangement	76

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4.4	Covenants of the Purchaser Regarding the Performance of Obligations	77
4.5	Mutual Covenants	78
4.6	Covenants Related to Regulatory Approvals	79
4.7	Employment Matters	81
4.8	Indemnification and Insurance	81
4.9	Pre-Acquisition Reorganization	82
4.10	Credit Agreement Co-Operation	84

	Article 5 ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals	84
5.2	Termination Fee and Expenses	90

	Article 6
	TERMINATION

6.1	Termination	91
6.2	Void upon Termination	93
6.3	Notice and Cure Provisions	94

	Article 7 CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	94
7.2	Additional Conditions Precedent to the Obligations of the Company	95
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	96

	Article 8 GENERAL

8.1	Notices	98
8.2	Assignment	100
8.3	Benefit of Agreement	100
8.4	Third Party Beneficiaries	100
8.5	Time of Essence	101
8.6	Public Announcements	101
8.7	Governing Law; Attornment; Service of Process	101
8.8	Entire Agreement	101
8.9	Amendment	102
8.10	Waiver and Modifications	102
8.11	Severability	103
8.12	Mutual Interest	103
8.13	Further Assurances	103
8.14	Injunctive Relief	103
8.15	No Personal Liability	103
8.16	Counterparts	104

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Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Arrangement Resolution

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of June 12, 2022

BETWEEN

ORLA MINING LTD.,

a corporation incorporated under the federal laws of Canada (the “Purchaser”)

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GOLD STANDARD VENTURES CORP.,

a corporation incorporated under the provincial laws of British Columbia (the “Company”).

WHEREAS the Purchaser proposes to acquire all of the outstanding securities of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Company Board (as defined herein) has evaluated the Arrangement with Company’s management and the Company Financial Advisor and, following the receipt and review of a unanimous recommendation from the Company Special Committee, has unanimously determined that the Arrangement is in the best interests of the Company and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Company Securityholders vote in favour of the Arrangement Resolution (as defined herein);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.1(c) hereof; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Company Board; (c) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby, to the Purchaser;

“Acquisition Agreement” has the meaning ascribed thereto in Section 5.1(e);

“Acquisition Proposal” means, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons acting jointly or in concert (as such term is defined in NI 62-104, or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Company or its subsidiaries that, individually or in the aggregate, constitutes 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole, in each case, determined based on the consolidated financial statements of the Company for most recently filed prior to such time as part of the Company Public Disclosure Record; or (iii) any direct or indirect acquisition by any person or group of persons (other than the Purchaser and its affiliates) of any assets of the Company and/or any interest in its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold the Company Material Property or individually or in the aggregate contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries, taken as a whole, in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record (or any sale, disposition, lease, license, earn-in, stream, royalty, alliance or Joint Venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions; (b) transaction or series of transactions that would have the same effect to those referred to in (a); (c) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or variation, amendment or modification or proposed variation, amendment or modification of any such proposal, inquiry, expression or indication of interest or offer (including, for greater certainty, variations, amendments or modifications after the date of this Agreement to any proposal, expression of interest or inquiry or offer that was made before the date of this Agreement); or (d) any public announcement of an intention to do any of the foregoing;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this arrangement agreement (including the Schedules attached hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Corruption Laws” means all applicable Laws relating to anti-bribery and anti-corruption, including the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), Foreign Corrupt Practices Act of 1977 (United States) and any other applicable anti-corruption Laws of any relevant jurisdiction;

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Securityholders at the Company Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Bump Transactions” has the meaning ascribed thereto in Section 4.9(c);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“Camino Rojo Technical Report” means the technical report prepared for the Purchaser entitled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” with an effective date of January 11, 2021 prepared by Carl Defilippi, Kappes, Cassiday & Associates, RM SME, Michael Hester, Independent Mining Consultants, Inc., FAusIMM, Dr. Matthew Gray, Resource Geosciences Incorporated, CPG and John Ward, Groundwater Consultant, CPG;

“Cerro Quema Technical Report” means the technical report prepared for the Purchaser entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” with an effective date of January 18, 2022 prepared by Carl Defilippi, Kappes, Cassiday & Associates, RM SME, Sue Bird, Moose Mountain Technical Services, P. Eng., Jesse Aarsen, Moose Mountain Technical Services, P. Eng., Denys Parra, Anddes Asociados SAC, RM SME, Dr. Matthew Gray, Resource Geosciences Incorporated, CPG Brent Johnson, HydroGeoLogica, Inc. RM SME, P.G., Lee Josselyn, Linkan Engineering, P. E. and Wade Brunham, Environmental Resources Management, M.Sc. PWS, R.P.Bio;

“Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Code of Ethics” means the Code of Business Conduct and Ethics of the Company;

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

“Company” means Gold Standard Ventures Corp., a corporation incorporated under the provincial laws of British Columbia;

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended, December 31, 2021 and December 31, 2020 including the notes thereto and the auditor’s report thereon;

“Company Board” means the board of directors of the Company;

“Company Board Recommendation” means the unanimous determination of the Company Board, after consultation with legal and financial advisors and following the receipt the unanimous recommendation from the Company Special Committee, that the Arrangement is in the best interests of the Company and the unanimous recommendation of the Company Board to Company Securityholders that they vote in favour of the Arrangement Resolution;

“Company Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Securityholders in connection with the Company Meeting, including any amendments or supplements thereto;

“Company Diligence Information” means the documents provided or made available to the Purchaser by the Company following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Company Public Disclosure Record and in any electronic data room to which the Purchaser has been provided access;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement;

“Company Financial Advisor” means TD Securities Inc.;

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements;

“Company Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company as at, and for the three months ended March 31, 2022 including the related notes thereto;

“Company Material Property” means the Company’s 100% legal and beneficial right, title and interest in the South Railroad Project located in Elko County, Nevada as described in the Company Technical Report;

“Company Meeting” means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Optionholder” means a holder of one or more Company Options;

“Company Options” means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Option Plan or a predecessor thereto;

“Company Option Plan” means the amended and restated stock option plan of the Company, which was last approved by the Company Board on June 24, 2020 and most recently approved by the Company’s shareholders on June 24, 2020;

“Company Properties” has the meaning ascribed thereto in Section 3.1(u)(i);

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR since January 1, 2021 and prior to the date hereof that are publicly available on the date hereof;

“Company Rights Plan” means the shareholder rights plan agreement dated effective September 12, 2017, as last approved by Company Shareholders on June 24, 2020, between the Company and Computershare Trust Company of Canada

“Company RSU Holder” means a holder of one or more Company RSUs;

“Company RSU Plan” means the amended and restated restricted share unit plan, which was last approved by the Company Board on June 24, 2020 and most recently approved by shareholders of the Company on June 24, 2020;

“Company RSUs” means restricted share units granted pursuant to or otherwise subject to the Company RSU Plan;

“Company Securityholder” means a holder of one or more Company Shares, Company Options or Company RSUs;

“Company Senior Management” means the Company’s President and Chief Executive Officer, Chief Financial Officer, and VP Corporate Development and Investor Relations;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares without par value in the capital of the Company;

“Company Special Committee” means the special committee established by the Company Board in connection with the transactions contemplated by this Agreement;

“Company Support Agreements” means the voting and support agreements dated as of the date hereof between the Purchaser and the Supporting Company Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other shareholders of the Company, which agreements provide that such shareholders shall, among other things, vote all Company Shares, Company Options and Company RSUs of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Company Shares;

“Company Technical Report” has the meaning ascribed thereto in Section 3.1(x)(ii);

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended, and the regulations thereunder;

“Confidentiality Agreement” means the confidentiality agreement dated as of December 9, 2021 between the Purchaser and the Company;

“Consideration” means the consideration to be received by each Company Shareholder (other than a Dissenting Company Shareholder) pursuant to the Plan of Arrangement in consideration for Company Shares held by each Company Shareholder consisting of 0.1193 of a Purchaser Share and C$0.0001 in cash for each Company Share;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, Joint Venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“COVID-19 Returns” means any and all returns, reports, records, calculations, declarations, elections, attestations, notices, forms, designations, filings and statements filed or required to be filed, or required to be kept on file, in respect of any COVID-19 Subsidy;

“COVID-19 Subsidy” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Authority;

“Depositary” means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for certificates representing Consideration Shares and paying the cash consideration forming part of the Consideration in connection with the Arrangement;

“Dissent Rights” means the right of dissent exercisable by registered Company Shareholders in respect of the Arrangement described in Section 1.1 of the Plan of Arrangement;

“Dissenting Company Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices (whether insured or self-insured and whether oral or written) relating to any current or former director, officer or employee of the Company or its subsidiaries other than benefit plans which the Company or its subsidiaries are required to comply with or participate in pursuant to statute;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource);

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, orders, grants, instructions, registrations, directions, approvals, rulings, decisions, decrees, conditions, notifications, orders, demands or other authorizations, whether or not having the force of law, issued or required by any Governmental Authority pursuant to any Environmental Law;

“Environmental Laws” means Laws aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder;

“ERISA Affiliate” means any person that, together with the Company, is or was (at any relevant time) treated as a single employer under Section 414 of the U.S. Tax Code.

“Final Order” means the order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal (provided that any such amendment, modification or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

“Government Official” means (a) any person employed or appointed by a Governmental Authority or any political subdivision thereof, or a public international organization, (b) any person who performs public duties or functions for a Governmental Authority or any political subdivision thereof, or for a public international organization, (c) any person employed or appointed by, or acting for or on behalf of, a corporation, agency, department, board, commission or enterprise that is wholly or partially owned or controlled by a Governmental Authority or any political subdivision thereof, or a public international organization, or (d) elected officials, candidates for public office, political parties, and officers, employees, representatives and agents of political parties;

“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE American;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the Environment, the health of any individual, property or plant or animal life;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Indemnified Parties” has the meaning ascribed thereto in Section 4.8(a);

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA following the application as contemplated by Section 2.2(b) and after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

“Investment Canada Act” means the Investment Canada Act (Canada), and any regulations thereunder;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(o);

“Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), financial condition of the Company and its subsidiaries, taken as a whole, or on the Company Material Property, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks or worsening of illness (including COVID-19);

(e)	any changes in the price of gold;

(f)	any generally applicable changes in IFRS;

(g)	the announcement or pendency of this Agreement, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(h)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser;

(i)	any action taken by the Company or its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); or

(j)	a change in the market price or trading volume of the Company Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its subsidiaries, taken as a whole, or disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other persons who operate in the mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect and shall, without limitation, include the following: (a) any lease, license of occupation or mining claim relating to real property or the exploration or extraction of minerals from such subject real property by the Company or its subsidiaries, as tenant, with third parties; (b) any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments in excess of US$250,000 in the aggregate in respect of expenditures; (c) any Contract under which the Company or any of its subsidiaries is obliged to make payments for a period of more than twelve months without an ability to cancel such Contract after an initial twelve month period has passed; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture; (e) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its subsidiaries; (f) any Contract under which indebtedness of the Company or its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$250,000, any Contract under which the Company or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by the Company or its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions; (g) any Contract that purports to limit in any material respect the right of the Company or its subsidiaries to (i) engage in any line of business or (ii) compete with any person or operate or acquire assets in any location; (h) any agreement or Contract by virtue of which any of the Company Properties were acquired or constructed or are held by the Company or its subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Company Properties are subject or which grant rights which are or may be used in connection therewith; (i) any Contract providing for the sale or exchange of, or option to sell or exchange, the Company Material Property or any property or asset with a fair market value in excess of US$500,000, or for the purchase or exchange of, or option to purchase or exchange, the Company Material Property or any property or asset with a fair market value in excess of US$500,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (j) any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$500,000, in each case other than in the ordinary course of business; (k) any Contract providing for indemnification by the Company or its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$500,000; (l) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Company Properties; (m) any standstill or similar Contract currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; (n) any Contract that is a material agreement with a Governmental Authority or with any first nations or aboriginal group; or (o) any other Contract that is or would reasonably be expected to be material to the Company or its subsidiaries;

“material fact” has the meaning attributed to such term under the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(o)(iii);

“National Register of Historic Places” has the meaning set forth in the National Historic Preservation Act of 1966;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 62-104” means National Instrument 62-104 – Takeover Bids and Issuer Bids;

“NYSE American” means the NYSE American LLC;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement, as the same may be varied, in good faith and on a commercially reasonable basis, to take into account any response to the actual or reasonably anticipated effect of the COVID-19 pandemic;

“Outside Date” means December 31, 2022 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by December 31, 2022 as a result of the failure to satisfy any of the conditions set forth in Section 7.1, Section 7.2 or Section 7.3 as a consequence, directly or indirectly, of any situation or circumstance arising as a result of, or in connection with, the COVID-19 pandemic, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 90 days from December 31, 2022; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy such condition is primarily the result of such Party’s failure to comply with its covenants in this Agreement;

“Paradigm Fairness Opinion” means the opinion of Paradigm Capital Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

“Permitted Liens” means, as of any particular time and in respect of any particular person, each of the following Liens:

(a)	Liens for Taxes which are not delinquent or that are being contested in good faith and that have been adequately reserved on the person’s financial statements;

(b)	undetermined or inchoate Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the ordinary course of business and which relate to obligations not yet due or delinquent;

(c)	easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters that, individually or in the aggregate, do not materially and adversely impact such person’s and its subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real property; and

(d)	in the case of the Company, Liens listed in Section 1.1 of the Company Disclosure Letter;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, Joint Venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in Section 2.13;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with this Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.9;

“Proceedings” has the meaning ascribed thereto in Section 3.1(r);

“Purchaser” means Orla Mining Ltd., a corporation incorporated under the federal laws of Canada;

“Purchaser Annual Financial Statements” means the audited consolidated financial statements of the Purchaser as at, and for the years ended, December 31, 2021 and December 31, 2020 including the notes thereto and the auditor’s report thereon;

“Purchaser Board” means the board of directors of the Purchaser;

“Purchaser Board Recommendation” means the unanimous determination of the Purchaser Board, after consultation with legal and financial advisors that the Arrangement is in the best interests of the Purchaser;

“Purchaser Credit Agreement” means the credit agreement dated as of April 28, 2022 among the Purchaser, as borrower, the several lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce as joint lead arrangers and joint bookrunners, BMO Capital Markets as syndication agent, and Canadian Imperial Bank of Commerce as technical agent, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time;

“Purchaser Diligence Information” means the documents provided or made available to the Company by the Purchaser following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Purchaser Public Disclosure Record and in any electronic data room to which the Company has been provided access;

“Purchaser Financial Statements” means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements;

“Purchaser Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Purchaser as at, and for the three months ended March 31, 2022 including the related notes thereto;

“Purchaser Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Purchaser and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks or worsening of illness (including COVID-19);

(e)	any changes in the price of gold;

(f)	any generally applicable changes in IFRS;

(g)	the announcement or pendency of this Agreement, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(h)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Company;

(i)	any action taken by the Purchaser or its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); or

(j)	a change in the market price or trading volume of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser and its subsidiaries taken as a whole or disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other persons who operate in the mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Public Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR since January 1, 2021 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser Senior Management” means the Purchaser’s President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer; Chief Sustainability Officer and Senior Vice President, Exploration;

“Purchaser Shareholder” means a holder of one or more Purchaser Shares;

“Purchaser Shares” means voting common shares in the capital of the Purchaser;

“Purchaser Technical Reports” means collectively, the Camino Rojo Technical Report and the Cerro Quema Technical Report;

“QEF” has the meaning ascribed thereto in Section 2.13;

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Replacement Options” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

“Returns” means all returns, reports, COVID-19 Returns, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by a Governmental Authority to be made, prepare or filed by Law in respect of Taxes;

“Sanctioned Person” means (i) any person currently identified, listed or designated under the Sanctions Laws, (ii) any person located, organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of Sanctions Laws which prohibit a person resident in, or a national of, Canada, the United States, the United Kingdom, or the European Union from doing business with or in that jurisdiction, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii);

“Sanctions Laws” means economic and financial sanctions Laws administered, enacted or enforced from time to time by Government Authorities of Canada, United States, European Union, United Kingdom, or United Nations Security Council;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws and U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis Retrieval;

“subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, Joint Venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means a bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons “acting jointly or in concert” (as such term is defined in NI 62-104) (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which (or in respect of which):

(a)	complies with Securities Laws in all material respects and did not result from a breach of Article 5;

(b)	is to acquire not less than all of the outstanding Company Shares not owned by the person or persons or all or substantially all of the assets of the Company on a consolidated basis;

(c)	the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(g));

(d)	in the case of an Acquisition Proposal that relates to the acquisition of all of the outstanding Company Shares, is made available to all of the Company Shareholders on the same terms and conditions;

(e)	is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith, that adequate arrangements have been made to ensure that required funds will be available to effect payment in full;

(f)	is not subject to any due diligence and/or access condition; and

(g)	the Company Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(iii);

“Supporting Company Shareholders” means, collectively, (i) the directors and officers of the Company; and (ii) Newmont Corporation, each of whom have entered into Company Support Agreements;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, special COVID-19 tax relief (including, for greater certainty, any COVID-19 Subsidy), and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Law” means any Law pertaining to Tax;

“TD Fairness Opinion” means the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“TSX” means the Toronto Stock Exchange;

“US Employee Plans” means all Employee Plans which are maintained in the United States that the Company or any of its Affiliates sponsors, maintains or contributes to or to which the Company or any of its ERISA Affiliates has any liability;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code.

1.2	Currency

Except where otherwise specified, (a) all references to currency herein are to lawful money of Canada and “C$” refers to Canadian dollars; and (b) “US$” refers to United States dollars.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the knowledge and information of the Company Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the knowledge and information of the Purchaser Senior Management after making due inquiry regarding the relevant matter.

1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Statutes

Any reference to a statute refers to such statute and all rules and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.10	Schedules

The following are the Schedules to this Agreement:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution

Article 2

THE ARRANGEMENT

2.1	The Arrangement and Effective Date

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place on the Effective Date at the offices in Vancouver, British Columbia of Cassels Brock & Blackwell LLP, or at such other time on the Effective Date or such other place as may be agreed to by the Parties. The Effective Date shall occur on the date upon which the Company and the Purchaser agree in writing as the Effective Date following the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date or, in the absence of such agreement, three (3) Business Days but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date). The Arrangement shall be effective at the Effective Time on the Effective Date.

2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a)	subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto, Ontario following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.3(a)(i), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)	as soon as reasonably practicable after the execution of this Agreement, and, subject to the Purchaser’s compliance with Section 2.5(e), in any event, not later than July 13, 2022, apply to the Court pursuant to Section 291 of the BCBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)	lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company’s articles and notice of articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to the Purchaser’s compliance with Section 2.5(e), in any event, not later than September 15, 2022, for the purpose of having the Company Securityholders consider the Arrangement Resolution, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Company Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii)	as required or permitted under Section 5.1(h) or Section 6.3;

(d)	subject to the terms of this Agreement, solicit from the Company Securityholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser’s consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement including, at the Company’s discretion or if so requested by the Purchaser, using the services of a proxy solicitation agent, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser’s recommendation with respect to any such agent, and cooperating with any persons engaged by the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Company Securityholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Company Securityholders, and (i) permit the Purchaser to assist and participate in all calls and meetings with such proxy solicitation agent, (ii) provide the Purchaser with all material information distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iv) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions; provided that, the Company shall not be required to solicit from the Company Securityholders proxies in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.2(d), if a Change of Recommendation has been made in accordance with Section 5.1(f);

(e)	advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(f)	consult with the Purchaser in fixing the date of the Company Meeting, promptly provide the Purchaser with any notice relating to the Company Meeting and allow Representatives of the Purchaser to attend the Company Meeting;

(g)	not change the record date for the Company Securityholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Company’s articles and notice of articles (it being understood that a change will not be required where such date has been provided for in the Interim Order); and

(h)	if the Interim Order is obtained, and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, the Company shall, subject to the terms of this Agreement, as soon as reasonably practicable after the Company Meeting and, in any event, not later than two Business Days thereafter, take all actions necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA in a manner and form acceptable to the Purchaser, acting reasonably, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will do so after prior notice to, and in consultation and cooperation with, the Purchaser.

2.3	Implementation Steps by the Purchaser

The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will:

(a)	subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto, Ontario following the execution of this Agreement issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.4(a), which news release shall be satisfactory in form and substance to each of the Purchaser and the Company, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)	cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4	Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	confirmation of the record date for the purposes of determining the Company Securityholders entitled to receive notice of and to vote at the Company Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval by the Court and without the necessity of first convening the Company Meeting or first obtaining any vote of the Company Securityholders respecting the adjournment or postponement, and notice of any such adjournment(s) or postponement(s) shall be given by such method as the Company Board may determine is appropriate in the circumstance;

(d)	that the record date for the Company Securityholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law;

(e)	that the requisite and sole approval of the Arrangement Resolution shall be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting; (ii) 66⅔% of the votes cast on the Arrangement Resolution by the Company Securityholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting together as a single class, with Company Shareholders, Company RSU Holders and Company Optionholders being entitled to one vote for each Company Share, Company RSU and Company Option, respectively, and (iii) if required, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders, excluding for the purposes of (ii) the votes for Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(f)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters shall apply with respect to the Company Meeting;

(g)	that the Parties intend to rely upon the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder for the issuance of the Consideration Shares and Replacement Options, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Company Shareholders who are entitled to receive Consideration Shares and Company Optionholders who are entitled to receive Replacement Options pursuant to the Arrangement and based on the Court’s approval of the Arrangement;

(h)	for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares as contemplated in the Plan of Arrangement; and

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(j)	that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order; and

(k)	for such other matters as the Company or the Purchaser may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

2.5	Company Circular

(a)            Subject to the Purchaser complying with Section 2.5(e), the Company will, in consultation with the Purchaser:

(i)	as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Company Circular together with any other documents required by the BCBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Company Securityholders at the Company Meeting; and

(ii)	as soon as reasonably practicable after the issuance of the Interim Order, cause the Company Circular to be sent to the Company Securityholders in compliance with the accelerated timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b)            The Company shall ensure that the Company Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Company Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

(c)            The Company shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other experts or advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(d)            The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Circular. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Company Circular and other documents related thereto prior to filing the Company Circular with applicable Governmental Authorities and printing and mailing the Company Circular to the Company Securityholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Company Circular shall be provided by the Purchaser in accordance with Section 2.5(e) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Company Circular will include: (i) a statement that the Company Special Committee has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, recommended that the Company Board approve this Agreement and the Arrangement; (ii) a statement that the Company Board has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, determined that the Arrangement is in the best interests of the Company; (iii) the unanimous recommendation of the Company Board that the Company Securityholders vote in favour of the Arrangement Resolution and the rationale for that recommendation; (iv) copies of the TD Fairness Opinion and the Paradigm Fairness Opinion; and (v) a statement that each of the Supporting Company Shareholders has signed a Company Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares, Company Options and Company RSUs in favour of the Arrangement Resolution.

(e)            The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may be required to be included in the Company Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any misrepresentation.

(f)            The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities, the TSX and/or NYSE American with the Company Circular.

(g)            The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Company Circular or any other document referred to in Section 2.5(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Company Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

2.6	Final Order

If (i) the Interim Order is obtained; and (ii) the Arrangement Resolution is approved by Company Securityholders at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall take all actions necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable after the Company Meeting, and in any event no later than two Business Days thereafter, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.7	Court Proceedings

Subject to the terms of this Agreement, the Parties will cooperate in seeking the Interim Order and the Final Order, including the Purchaser providing the Company on a timely basis any information required to be supplied by the Company in connection therewith. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and shall give reasonable consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the Consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.8	Dissenting Company Shareholders

The Company will give the Purchaser prompt notice of receipt of any written communication from any Company Shareholder in opposition to the Arrangement (except for immaterial communications from any Company Shareholder that purports to hold less than 0.1% of Company Shares (provided that communications from such Company Shareholder are not material in the aggregate)), written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company, and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument without the prior written consent of the Purchaser.

2.9	List of Securityholders

Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares; (ii) the names and addresses and holdings of all persons having rights (including Company Optionholders and Company RSU Holders) issued or granted by the Company to acquire Company Shares; and (iii)  non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Company Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Securityholders, information regarding beneficial ownership of Company Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.10	Securityholder Communications

The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Company Shareholders, or other securityholders of the Company or the Purchaser or the analyst community regarding the Arrangement. The Company and the Purchaser agree to consult with each other in connection with any communications or meeting with Company Shareholders, or other securityholders of the Company or the Purchaser or analysts that it may have, provided, however, that the foregoing shall be subject to each of the Company and the Purchaser’s respective overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company or the Purchaser is required to make any such disclosure or filing, it shall use its commercially reasonable efforts to give prior oral or written notice to the other Party and a reasonable opportunity to review and comment thereon prior to its dissemination or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the restrictions set forth in this Section 2.10 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Change of Recommendation or any action taken pursuant thereto; or (b) in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

2.11	Payment of Consideration

The Purchaser will, following receipt by the Company of the Final Order and the Regulatory Approvals listed in 7.1(c) and immediately prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Purchaser Shares and cash to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement to Company Shareholders.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, (i) all Consideration Shares and (ii) Replacement Options issued pursuant to the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and will be issued pursuant to similar exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	pursuant to Section 2.4(g), the Court will be advised as to the intention of the Parties to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders to whom Consideration Shares will be issued and Company Optionholders to whom Replacement Options will be issued;

(c)	the Court will be advised prior to the hearing to approve the Interim Order that the Parties intend to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, and that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Company Shareholders who are entitled to receive Consideration Shares and the Company Optionholders who are entitled to receive Replacement Options pursuant to the Arrangement;

(d)	the Company will ensure that each person entitled to receive the Consideration Shares pursuant to the Arrangement and the Company Optionholders entitled to receive Replacement Options will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive the Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and will be issued by the Purchaser in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and available exemptions from applicable U.S. state securities laws, and that certain restrictions on resale under the U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to persons who are, or have been within 90 days, affiliates (as defined in Rule 144 of the U.S. Securities Act) of the Purchaser;

(f)	Company Optionholders entitled to received Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(g)	the Final Order will expressly state that the Arrangement serves as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Company Shareholders and the Company Optionholders;

(h)	the Interim Order will specify that each Company Shareholder and Company Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act; and

(i)	the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

2.13	PFIC Annual Information Statement

For each tax year of the Company, including the Tax year which includes the Effective Date, the Company shall, and, after the Effective Date, Purchaser shall, cause the Company to make available to U.S. shareholders, upon their written request: (a) information, based on the Company’s reasonable analysis, as to its status as a “passive foreign investment company” (“PFIC”), (b) for each Tax year that the Company reasonably determines it is likely a PFIC, a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) for the Company, and (c) for each Tax year that the Company may be a PFIC, all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income Tax purposes in making a qualified electing fund (a “QEF”) election with respect to the Company. The Company may elect to provide such information on its website.

2.14	Adjustment to Consideration Regarding Distributions

If on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution to the Company Shareholders of record as of a time prior to the Effective Time, the Purchaser shall make such adjustments to the Consideration as it determines acting in good faith to be necessary to restore the original agreement of the parties in the circumstances. For greater certainty, if the Company takes any of the actions referred to the above, the aggregate portion of the Consideration consisting of Purchaser Shares to be paid by the Purchaser shall be decreased by an equivalent amount.

2.15	Withholding Taxes

The Company, the Purchaser, the Depositary, and any other person as applicable, will be entitled to deduct or withhold or direct any other person to deduct and withhold on their behalf, from any consideration otherwise payable, issuable or otherwise deliverable to any Company Securityholder or any other securityholder of the Company under the Plan of Arrangement or this Agreement (including any payment to Dissenting Company Shareholders, holders of Company RSUs and holders of Company Options) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign Tax Law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary, or any other person, as the case may be. For all purposes under the Plan of Arrangement and this Agreement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary, or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under the Plan of Arrangement or this Agreement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a person, such portion of Company Shares, Purchaser Shares or other security otherwise deliverable to such person under the Plan of Arrangement or this Agreement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 2.15, and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 2.15.

2.16	Company Options and Company RSUs

The Parties agree that all Company Options and Company RSUs that are not exercised or converted prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and the Parties shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as specifically disclosed in the Company Disclosure Letter (it being understood that the disclosure of any fact or item in any section of this Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other representations and warranties of the Company contained in the Agreement to the extent that its relevance to such other representation or warranty is reasonably apparent), the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification.

(i)	The Company has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Company Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement, and the Company has not taken any action to amend or supersede such documents.

(ii)	The Company Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Company Shareholders, the Company Board and each committee of the Company Board, excluding any minutes (or portion thereof) of the Company Board in relation to this Agreement and the Company has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)	The Company does not have any subsidiaries other than Battle Mountain Gold Inc., Madison Enterprises (Nevada) Inc., JKR Gold Resources ULC, Gold Standard Ventures (US) Inc. and Tacoma Exploration LLC, each of which is duly incorporated and existing under the laws of the jurisdictions indicated and each of which has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on.

(ii)	Each of the Company’s subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature or character of the properties and assets owned, leased or operated by its, or the nature of its business or activities, makes such qualification necessary.

(iii)	The Company is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares of its subsidiaries and neither of its subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Company’s subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of the subsidiaries. All of the issued and outstanding shares in the capital of each of the Company’s subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(iv)	Except for the shares owned by the Company in its subsidiaries, neither the Company nor its subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Company nor its subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Company nor its subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

(v)	The Company Diligence Information includes complete and correct copies of the constating documents of each of the Company’s subsidiaries, as amended to the date of this Agreement, and complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of each of the Company’s subsidiaries, the board of directors of each of the Company’s subsidiaries and each committee thereof, excluding any minutes (or portion thereof) in relation to this Agreement.

(c)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Company Securityholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the approval of the Company Securityholders of the Arrangement Resolution and the Interim Order and the Final Order as contemplated in Section 2.2, the performance by the Company of its obligations hereunder, the completion of the Arrangement or the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, or the completion by the Company of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX and the NYSE American as are contemplated by this Agreement;

(iv)	third party consents, approvals and notices set out in Section 3.1(d) of the Company Disclosure Letter; and

(v)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(d), the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligations under, any provision of:

(A)	any Law applicable to it, any of its subsidiaries or any of its properties or assets; or

(B)	the articles or notice of articles of the Company or the comparable organizational documents of its subsidiaries;

(ii)	except as set out in Section 3.1(e)(ii) of the Company Disclosure Letter, result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any Material Contract, material Permit, material license, material registration or any material commitment (written or oral) to which it is a party or by which it is bound or to which the Company Material Property or any of its material assets are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits or licenses;

(iii)	except as set out in Section 3.1(e)(iii) of the Company Disclosure Letter, give rise to any rights of first refusal, rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any agreement, Contract, indenture, authorization, deed of trust, mortgage, bond, instrument, licence or Permit;

(iv)	other than as set out in Section 3.1(e)(iv) Company Disclosure Letter, result in the creation or imposition of any Lien upon the Company Material Property or any of the Company’s material assets or the material assets of any of its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries’ ability to carry on their respective business as and where it is now being carried on.

(f)	Capitalization.

(i)	The authorized capital of the Company consists of an unlimited number of Company Shares. As at the date hereof, there are 358,735,368 Company Shares issued and outstanding. As at the date hereof, there are (i) 16,082,378 Company Options outstanding providing for the issuance of an aggregate of 16,082,378 Company Shares upon the exercise thereof; and (ii) 4,245,580 Company RSUs outstanding providing for the issuance of an aggregate of 4,245,580 Company Shares upon settlement thereof. All outstanding Company Shares have been, and all Company Shares issuable pursuant to, or upon the exercise or settlement of, as applicable, the Company Options and Company RSUs in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii)	Section 3.1(f)(ii) of the Company Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, all outstanding Company Options, and Company RSUs and, as applicable, the number, exercise price, date of grant, expiration dates, vesting schedules and performance criteria thereof, and the names of the holders of such Company securities. Except as set out in Section 3.1(f)(ii) of the Company Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Company Shares or other equity or voting securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other equity or voting security of Company.

(iii)	There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any such Company Shares.

(iv)	Other than the Company Option Plan and Company RSU Plan, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Company Share price, income or any other attribute of or related to the Company.

(v)	The Company Shares are listed and posted for trading on the TSX and the NYSE American and, except for such listing and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(vi)	No holder of securities issued by the Company or any of its subsidiaries has any right to compel the Company or any of its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(g)	Shareholder and Similar Agreements. The Company Board has taken all action necessary to waive the application of the Company Rights Plan to the Arrangement and the transactions contemplated herein including, without limitation, the execution and delivery of the Company Support Agreements and to defer the Separation Time (as such term is defined in the Company Rights Plan) with respect to this Agreement and the Company Support Agreements. Other than the Company Rights Plan, the Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries or affiliates.

(h)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces and territories of Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any provision of applicable Securities Laws or the rules or regulations of the TSX or the NYSE American. Trading in the Company Shares on the TSX and the NYSE American is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. No inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws, U.S. Securities Laws or the TSX or the NYSE American is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. Except as set forth in this Section 3.1(h) and Section 3.1(i), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or the securities Laws of any other jurisdiction. The Company’s subsidiaries are not subject to continuous disclosure or other disclosure requirements under any Securities Laws or the securities Laws of any other jurisdiction. The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws, and, where applicable, the rules and policies of the TSX and the NYSE American and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is up to date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Company under applicable Securities Laws, and the rules and policies of the TSX and the NYSE American. The Company has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Company Public Disclosure Record and neither the Company nor any of the Company Public Disclosure Record is, to its knowledge, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX or the NYSE American.

(i)	U.S. Securities Laws and other Matters.

(i)	The Company is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act.

(ii)	The Company is not registered, and is not required to be registered as an “investment company” pursuant to the U.S. Investment Company Act.

(iii)	The Company and any of its subsidiaries or branches that meet the definition of a “U.S. Business” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), do not (a) produce, design, test, fabricate, manufacture, or develop one or more “critical technologies” within the meaning of 31 C.F.R. § 800.215 of the DPA; (b) perform any of the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 of the DPA; or (c) maintain or collect, directly or indirectly, “sensitive personal data” of U.S. citizens within the meaning of 31 C.F.R. § 800.241 of the DPA. Furthermore, the Company and any of its subsidiaries and branches meeting the definition of a U.S. Business under the DPA do not own, lease or possess any rights with respect to real estate within the United States that is located within the “extended range” or “close proximity,” as defined under the DPA, to any military installations listed in Appendix A to 31 C.F.R. Part 802 of the DPA. The Company and any its subsidiaries and branches meeting the definition of a U.S. Business under the DPA have no current intention of engaging in such activities in the future.

(j)	Competition Act and U.S. Antitrust. Neither the Company nor any entity it controls has assets in Canada or sales in or from Canada generated from those assets, determined in each case in accordance with the Competition Act, of more than C$93 million. The Company, including the entities it controls, (a) has not generated revenues of more than US$5 million in the past 36 months and (b) does not have any facilities that were in operation at any time in the past 12 months or that will commence operations in the near future without substantial additional capital investment.

(k)	Company Financial Statements.

(i)	The Company Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Company Financial Statements, together with the related management’s discussion and analysis, present fairly, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(ii)	Neither the Company nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its subsidiaries, in the Company Public Disclosure Record.

(iii)	Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Since December 31, 2021, neither the Company, its subsidiaries nor any Representative of the Company or its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(v)	There are no outstanding loans made by the Company to any director or officer of the Company.

(l)	Undisclosed Liabilities. Except: (i) for liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2021 or disclosed in the notes thereto; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Company nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(m)	Auditors. The Company’s auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of Section 4.11 of NI 51-102) with the Company’s auditors.

(n)	Absence of Certain Changes. Since December 31, 2021, except as specifically contemplated by this Agreement, disclosed in the Company Public Disclosure Record or as set out Section 3.1(n) of the Company Disclosure Letter:

(i)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Material Adverse Effect;

(iii)	there has not been any write-down by the Company of any of the assets of the Company;

(iv)	there has not been any material expenditure or commitment to expend by the Company with respect to capital expenses in excess of US$500,000;

(v)	neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by the Company of any interest in any of the material Company Properties or any other material assets from or to a third party whether by asset sale, transfer of property, shares or otherwise;

(vi)	there has not been any incurrence, assumption or guarantee by the Company of any material debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii)	none of the Company, any of its subsidiaries or any of the directors, officers, employees, consultants or auditors, thereof has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls;

(ix)	neither the Company nor any of its subsidiaries has effected any change in its accounting policies, principles, methods, practices or procedures;

(x)	neither the Company nor any of its subsidiaries has suffered any casualty, or material damage, destruction or loss to any of the material Company Properties or any of their material assets;

(xi)	neither the Company nor any of its subsidiaries has entered into, or amended, any Material Contract;

(xii)	neither the Company nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Company Shares or any other securities of the Company or any of its subsidiaries;

(xiii)	neither the Company nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Company Shares or any other securities of the Company or any of its subsidiaries;

(xiv)	there has not been any increase in or modification of the compensation payable to or to become payable by the Company to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants;

(xv)	neither the Company nor any of its subsidiaries has adopted, or amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan; and

(xvi)	neither the Company nor any of its subsidiaries has agreed, announced, resolved or committed to do any of the foregoing.

(o)	Compliance with Laws.

(i)	The business of the Company and subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Company nor its subsidiaries have received any notice of any alleged violation of any such Laws. The Company does not have any knowledge of any pending changes in any Law that would reasonably be expected to materially impact the business, operations, financial condition or prospects of the Company or any of its subsidiaries. Without limiting the generality of the foregoing, all issued and outstanding Company Shares have been issued in compliance with all applicable Securities Laws.

(ii)	Neither the Company nor its subsidiaries and, to the Company’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable Anti-Corruption Laws, export control, or Sanctions Laws, (B) made, given, authorized, made, or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, (i) to any person in violation of the Anti-Corruption Laws, or (ii) to or for the benefit of a Government Official in order to improperly influence any act or decision of a Government Official, induce a Government Official to do or omit to do any act in violation of their lawful duty or secure any improper advantage, or (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity.

(iii)	The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(iv)	To the knowledge of the Company, there have been no material violations or contraventions of its Code of Ethics by any officer, director, employee, consultant, contractor or agent of the Company or its subsidiaries. No variation, exception, waiver or management override from compliance with the Code of Ethics has been granted, in writing or otherwise, to any person.

(p)	Sanctions. Neither the Company nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees, or agents is a Sanctioned Person. Neither the Company nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) or directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(q)	Permits.

(i)	Each of the Company and its subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted (as described in the Company Public Disclosure Record). Section 3.1(q) of the Company Disclosure Letter sets out a complete and accurate list of all such Permits and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by the Company or its subsidiaries.

(ii)	The Permits listed in Section 3.1(q) are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All such Permits are in good standing and the Company and each of its subsidiaries are in material compliance with such Permits.

(iii)	There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(r)	Litigation. Other than as set out in Section 3.1(r) of the Company Disclosure Letter, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any material claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving the Company or any of its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its subsidiaries in respect of its businesses, properties or assets.

(s)	Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(t)	Operational Matters. All material rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn-outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and its subsidiaries and affiliates, have been, in all material respects: (i) duly paid; and (ii) duly performed.

(u)	Interest in Properties.

(i)	Each of the Company and its subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, title and interest free and clear of any Lien (other than Permitted Liens): (A) to its Permits, patented and unpatented mining claims (excepting the paramount title of the United States Government in unpatented mining claims), leases, licences of any nature whatsoever and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Company Properties, all of which have been accurately and completely set out in Section 3.1(u) of the Company Disclosure Letter and, in each case, as are necessary to perform the operations of the Company and each of its subsidiaries businesses as presently owned and conducted; (B) to its real property interests of any nature whatsoever including real property, licences (from landowners and authorities permitting the use of land by the Company or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements, water rights, water permits, well permits, ditch rights, pipeline easements and rights of way and all other real property interests, all of which have been identified completely and accurately in Section 3.1(u) of the Company Disclosure Letter, and, in each case, as are necessary to perform the operations of its business as presently owned and conducted and contemplated to be conducted; and (C) to, or is entitled to the benefits of, all of its properties and assets of any nature whatsoever and to all benefits derived therefrom and surface and mineral rights including all the properties (including, without limitation, the Company Material Property) and assets reflected in the balance sheet forming part of the Company Public Disclosure Record (collectively, the “Company Properties”).

(ii)	All unpatented mining claims in which the Company or any of its subsidiaries has an interest or right, including the Company Properties, have been located, staked, monumented, recorded and maintained in accordance with all Laws and are active and in good standing with the Bureau of Land Management. The Company timely performed all work and paid all maintenance fees that is has been required to perform or pay, as applicable, by state and federal law, including without limitation all annual federal maintenance fee payments and recorded all notices of intent to hold in the county where the Company Properties are located. Each of the Company and its subsidiaries has all necessary surface rights, access rights and other rights and interests relating to its material mineral properties, granting the Company or its subsidiaries the right and ability to explore for minerals, with only such exceptions as do not interfere with the use made by the Company or its subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its subsidiaries and free and clear of all material encumbrances (other than the Permitted Liens) and no third party or group holds any such rights that would be required by the Company to so explore for minerals on its material mineral properties.

(iii)	The Company and each of its subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or its subsidiaries under any agreement pertaining to their respective Company Properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(iv)	(A) the Company and each of its subsidiaries have the exclusive right to deal with the Company Properties; (B) other than the applicable property lessors, royalty holders, mineral interest holders in fee lands not subject to lease, lien holders of the Permitted Liens, and the United States with regard to the unpatented mining claims, no person or entity of any nature whatsoever other than the Company or its subsidiaries has any interest in the Company Properties or the production or profits therefrom or any right to acquire or otherwise obtain any such interest from the Company or its subsidiaries; (C) there are no options, back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company’s or any of its subsidiaries’ interests in the Company Properties, and no such rights are, to the knowledge of the Company, threatened; (D) neither the Company nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Company Properties; and (E) the Company Properties are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company’s or any of its subsidiaries’ right, title or interest in the Company Properties or the ability of the Company or any of its subsidiaries to explore or develop the Company Properties, including the title to or ownership by the Company or its subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Company Properties.

(vi)	None of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of Company Properties or in any permit, patented or unpatented mining claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Company Properties and any other properties located within 15 miles of any of the Company Properties.

(vii)	No person has any written or verbal agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or any of its subsidiaries of any of the assets of the Company. Neither the Company nor any of its subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(v)	Levy or Seizure. No Company Property or any other property or asset of the Company or any of its subsidiaries has been seized, levied upon, taken or subject to a Lien or assessment of any Governmental Authority nor has any actual or constructive notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(w)	National Register of Historic Places Listing. None of the areas covered by the Company Properties (including any construction, remains or similar elements located on them) have been listed on the National Register of Historic Places.

(x)	Technical Matters.

(i)	The Company Material Property is the only material property of the Company for the purposes of NI 43-101.

(ii)	The technical report prepared for the Company entitled “South Railroad Project 43-101F1 Technical Report Feasibility Study, Elko, Nevada, USA” dated March 14, 2022, with an effective date of February 23, 2022, prepared by Matthew Sletten, PE, Benjamin Bermudez, PE, Art S. Ibrado, PE, Michael Lindholm, CPG, Thomas Dyer, PE, Jordan Anderson, QP RM-SME, Gary L. Simmons, QP-MMSA, Richard DeLong, QP-MMSA, RG, PG and Kevin Lutes, PE (the “Company Technical Report”) complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. There is no new material scientific or technical information concerning the relevant property not included in the Company Technical Report.

(iii)	The Company has made available to the authors of the Company Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iv)	All of the assumptions underlying the mineral resource and mineral reserve estimates in the Company Technical Report and in the Company Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of the Company, taken as a whole, from the amounts set forth in the Company Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(v)	The scientific and technical information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(vi)	The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm or change any aspect of the Company Technical Report or that would require the filing of a new technical report under NI 43-101.

(y)	Work Programs. Except as set out in Section 3.1(y) of the Company Disclosure Letter, the Company has not entered into any Joint Venture, work program or made any other commitment or undertaking of any nature for which the Company will be required to pay greater than US$100,000 over the next three months that has not be disclosed in the Company Public Disclosure Record.

(z)	Native American Claims.

(i)	The Company has not received any Native American claims which affects the Company or any of its subsidiaries nor, to the knowledge of the Company, has any Native American claims been threatened which relates to any of the Company Properties, any Permits or the operation by the Company or any of its subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Company Properties are located.

(ii)	The Company and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any Native American tribes or groups.

(iii)	There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any Native American tribes or groups concerning the Company, any of its subsidiaries or their respective business, operations or assets.

(iv)	No Native American tribe or group blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Company, has been threatened in connection with the activities on the Company Properties.

(aa)	NGOs and Community Groups. Other than as set out in Section 3.1(aa) of the Company Disclosure Letter, no dispute between the Company or any of its subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company Properties or operations. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company since January 1, 2020, its subsidiaries or their Representatives from any non-governmental organization, community, community group or first nations or aboriginal group.

(bb)	Taxes.

(i)	Each of the Company and its subsidiaries has timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects at the time of filing. Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all material Taxes which are due and payable, all assessments and reassessments and all other material Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Company, adequate reserves or accruals in accordance with IFRS have been provided in the Company Financial Statements. No audit, action, investigation, deficiencies, litigation or proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company or any of its subsidiaries, and neither the Company nor or any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Company, threatened. To the knowledge of the Company, no Return of the Company or any of its subsidiaries is under investigation, review, audit or examination by any Governmental Authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Company or any of its subsidiaries with respect to any Taxes. No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or its subsidiaries (other than any automatic extensions under applicable U.S. Tax Law). Neither the Company nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any of its subsidiaries for any period ending after the Effective Date.

(ii)	All material deficiencies for Taxes asserted or assessed against the Company or any of its subsidiaries have been paid in full, accrued on the books of the Company or finally settled.

(iii)	All material Taxes that the Company or any of its subsidiaries has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Each of the Company and its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Each of the Company and its subsidiaries has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

(iv)	There are no rulings or closing agreements relating to the Company or any of its subsidiaries which may affect the Company’s or any of its subsidiaries’ liability for Taxes for any taxable period commencing after the Effective Date.

(v)	For any transactions between the Company or any of its subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or any of its subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Company or its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(vi)	None of the Company or any of its subsidiaries has received any COVID-19 Subsidy amounts to which it was not entitled. None of the Company or any of its subsidiaries has deferred any payroll tax obligations as permitted under applicable COVID-19 related measures enacted, promulgated or offered as an administrative relief by a Governmental Authority.

(vii)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its subsidiaries being subject to the application of Section 159 or Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(viii)	None of Sections 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its subsidiaries.

(ix)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or to any of its subsidiaries. Neither the Company nor any of its subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(x)	None of Company or any of its subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(xi)	For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”; and (ii) each of its subsidiaries is resident in the jurisdiction in which it was formed, is not resident in any other country, and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.

(xii)	None of the Company or any of its subsidiaries has any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or liability as a successor or transferee, by contract or otherwise, for Taxes of any person other than the Company or its subsidiaries, excluding any agreement or arrangement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(xiii)	None of the Company or any of its subsidiaries has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(xiv)	None of the Company or any of its subsidiaries is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the U.S. Tax Code and U.S. Treasury Regulation Section 1.6011-4(b).

(xv)	None of the Company or any of its subsidiaries has made an election pursuant to Section 897(i) of the U.S. Tax Code.

(xvi)	During the last two years, none of the Company or any of its subsidiaries has been a party to any transaction (other than a transaction described in Section 355(e)(2)(C) of the U.S. Tax Code) treated by the parties thereto as one to which Section 355 of the U.S. Tax Code (or any similar provision of state, local, or non-U.S. Law) applied.

(xvii)	Neither the Company or its subsidiaries are or ever have been; (i) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the U.S. Tax Code; or (ii) treated as a “domestic corporation” under Section 7874(b) of the U.S. Tax Code.

(cc)	Contracts.

(i)	Set out in Section 3.1(cc) of the Company Disclosure Letter is a list of each Material Contract as of the date hereof. True and complete copies of all Material Contracts have been provided to the Purchaser as part of Company Diligence Information and, as of the date hereof, no such Material Contract has been modified, rescinded or terminated.

(ii)	Each Material Contract is in full force and effect and is a valid and binding obligation of the Company or its subsidiaries and, to the knowledge of the Company without any inquiry, the other parties thereto and is enforceable by the Company or its subsidiaries in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)	The Company or its subsidiaries, as applicable, has performed in all material respects, all respective obligations required to be performed by it to date under the Material Contracts and none of the Company or its subsidiaries or, to the knowledge of the Company, the other parties thereto, is in breach or violation of or in default in any material respect under (in each case, with or without notice or lapse of time or both), any Material Contract. Neither the Company nor any of its subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or result in the inability of a party to any Material Contract to perform its obligations thereunder.

(iv)	Neither the Company nor any of its subsidiaries has received any written notice or, to the knowledge of the Company, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with its subsidiaries and, to the knowledge of the Company, no such action has been threatened.

(dd)	Employment Matters.

(i)	Section 3.1(dd) of the Company Disclosure Letter sets out a true and complete list of all employees of the Company and its subsidiaries, whether actively at work or not, including name, job title, hire date, work location, number of years of service, compensation (including but not limited to salary, bonus, commissions, incentive-based compensation and any fringe benefits), eligibility to participate in short-term and long-term incentive plans, current status (full time or part-time, active or non-active (and if non-active, the reason for leave and expected return date, if known)), any accrued vacation, overtime or sick day entitlement, and whether they are unionized or subject to a written employment Contract as well as a list of all former employees of the Company and its subsidiaries to whom the Company or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations. Other than as set out in Section 3.1(dd) of the Company Disclosure Letter, no employee of the Company or any of its subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance. All written Contracts, including any restrictive covenant agreements, in relation to the employees listed in Section 3.1(dd) of the Company Disclosure Letter have been provided to the Purchaser as part of the Company Diligence Information.

(ii)	Section 3.1(dd) of the Company Disclosure Letter contains a correct and complete list of each independent contractor currently engaged by the Company or any of its subsidiaries including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts have been provided to the Purchaser. Each independent contractor of the Company and its subsidiaries has been properly classified as an independent contractor and neither the Company nor any of its subsidiaries has received any notice from any Governmental Authority disputing such classification.

(iii)	Except as set out in Section 3.1(dd) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A)	any employment, consulting, retention or change of control agreement with, or any written or, to the knowledge of the Company, oral agreement, arrangement or understanding providing for retention, severance or termination payments, change of control, golden parachute, or any other obligation to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement);

(B)	any application for certification, collective bargaining, voluntary recognition or any other labour or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries;

(C)	any current, pending, or to the Company’s knowledge, threatened labour dispute, strike, lock-out, work slowdown or stoppage relating to or involving any employees of the Company or any of its subsidiaries and no such event has occurred; or

(D)	any actual or, to the knowledge of the Company, threatened claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of any written agreements, arrangements and understandings referred to in paragraphs (A) and (B) of this Section 3.1(dd) are included in the Company Diligence Information.

(iv)	Neither the Company nor any of its subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance, claim, charge, administrative agency investigation or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(v)	Except as set forth in Section 3.1(dd) of the Company Disclosure Letter, as of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees.

(vi)	All accruals for unpaid vacation pay, sick pay and overtime, premiums for employment insurance, Employee Plan premiums, Canada Pension Plan premiums, accrued wages, salaries and incentive payments have been reflected in the Company’s books and records in all material respects.

(ee)	Health and Safety.

(i)	Each of the Company and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and harassment and discrimination prevention, labour relations, immigration and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

(ii)	Neither the Company nor any of its subsidiaries has received any demand or notice with respect to a breach of any applicable health and safety Laws, the effect of which would be reasonably expected to affect current operations relating to the Company Properties.

(iii)	There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of the Company or any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Company or any of its subsidiaries (or naming the Company or any of its subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Company Properties.

(ff)	Acceleration of Benefits. Except pursuant to the Company Option Plan, the Company RSU Plan, the terms of this Agreement, or as set out in Section 3.1(ff) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to, (i) any retirement, severance, bonus or other similar payment from the Company or any of its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option, restricted share unit, or employee or director awards of the Company or any of its subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its subsidiaries.

(gg)	Pension and Employee Benefits.

(i)	Other than the Employee Plans provided as part of the Company Diligence Information pursuant to Section 3.1(gg)(ii), neither the Company nor any of its subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company.

(ii)	The Company has provided as part of Company Diligence Information true, correct and complete copies in all material respects of all the Employee Plans as amended as of the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all opinions and memoranda (whether externally or internally prepared) and correspondence with all regulatory authorities or other relevant persons.

(iii)	Each of the Company and its subsidiaries have complied in all material respects with all of the terms of the Employee Plans, and all applicable Laws in respect of employee compensation and benefit obligations of the Company and its subsidiaries. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employee Plans and applicable Laws. The Company and/or its subsidiaries, as the case may be, have paid in full all contributions under the Employee Plans up to the date hereof.

(iv)	No Employee Plan is a “registered pension plan”, “deferred profit sharing plan,” a “retirement compensation arrangement”, or a “registered retirement savings plan,” as such terms are defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or any of its subsidiaries.

(v)	There are no claims (other than routine claims for benefits by employees and their beneficiaries or dependents arising in the ordinary course of operation of the Employee Plan) pending or, to the Company’s knowledge, threatened with respect to any Employee Plan or any fiduciary or sponsor of an Employee Plan with respect to their duties under such Employee Plan or the assets of any trust under such Employee Plan.

(vi)	No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments.

(vii)	No provision in any Employee Plan or of any agreement, and no act or omission of the sponsor of an Employee Plan limits, impairs, modifies, or otherwise affects the right of the sponsor of the Employee Plan to unilaterally amend or terminate any Employee Plan, and no binding commitments to improve or otherwise amend any Employee Plan have been made to employees.

(viii)	The sponsor of each Employee Plan is in possession of all documents and employee data necessary to administer each Employee Plan in accordance with its terms and applicable Law. Such data is complete, correct, and in a form that is sufficient for the proper administration of each Employee Plan.

(ix)	No liability exists in connection with any former Employee Plan relating to current or former employees (or any beneficiary or dependent).

(x)	Each of the US Employee Plans intended to be “qualified” within the meaning of Section 401(a) of the U.S. Tax Code has either been determined by the United States Internal Revenue Service to be so qualified or is the subject of a favorable opinion letter documenting that the underlying pre-approved plan document adopted by the Company satisfies the qualification requirements of Section 401(a) of the U.S. Tax Code, and no circumstances exist that would reasonably be expected to adversely affect any such qualification. Neither the Company nor any ERISA Affiliate maintains or contributes to, has ever maintained or contributed to, or has ever been required to contribute to or has any liability (including any potential withdrawal liability, as defined in Section 4201 of ERISA), with respect to: (i) any multiemployer plan (as defined in Section 3(37) of ERISA), or (ii) any employee pension benefit plan (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the U.S. Tax Code. The requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the U.S. Tax Code or similar state law (“ COBRA”) have been met in all material respects with respect to each such US Employee Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA). None of the US Employee Plans has an obligation to provide, provides or has ever provided for any post-employment retiree benefits, other than COBRA continuation coverage, or applicable state continuation coverage law for which the covered person pays the full cost of coverage. There have been no prohibited transactions with respect to any US Employee Plan. No fiduciary of any US Employee Plan has any liability for material breach of fiduciary duty or any other material failure to act or comply in connection with the administration or investment of the assets of any such US Employee Plan. No action, suit, proceeding, hearing, investigation or audit with respect to any US Employee Plan including with respect to the administration or the investment of the assets of any such US Employee Plan (other than routine claims for benefits) is pending or, to the knowledge of the Company, threatened.

(hh)	Employee Matters. Any individual who performs services for the Company’s or any of its subsidiaries’ business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither the Company nor any of its subsidiaries has any liability by reason of an individual who performs or performed services for the Company’s or any of its subsidiaries’ business in any capacity being improperly excluded from participating in a benefit plan.

(ii)	Employment Withholdings. The Company has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority in each case in all material respects.

(jj)	Intellectual Property. Neither the Company nor any of its subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names which are, individually or in the aggregate, material to the business and operations of the Company and its subsidiaries as a whole as currently conducted.

(kk)	Environment.

(i)	The Company and its subsidiaries have carried on and are currently carrying on their operations in compliance with all applicable Environmental Laws and the Company Properties and assets comply with all applicable Environmental Laws, in each case in all material respects.

(ii)	Each of the Company and its subsidiaries have obtained from the relevant Governmental Authorities, and are in material compliance with, any Environmental Approvals required to conduct their previous and current businesses and such Environmental Approvals remain valid and in good standing on the date hereof.

(iii)	Neither the Company nor any of its subsidiaries is subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) mine closure, reclamation, remediation or other post operational requirements, or (C) non-compliance with Environmental Laws, except for those required by their Environmental Approvals.

(iv)	The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, discharge, release, transfer, produce or process Hazardous Substances, except in material compliance with all Environmental Laws. Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Company Property, except in material compliance with all Environmental Laws. All Hazardous Substances handled, recycled, disposed of, discharged, released, treated or stored on or off site of the Company Properties by the Company or any of its subsidiaries have been handled, recycled, disposed of, discharged, released, treated and stored in material compliance with all Environmental Laws. There are no Hazardous Substances at, in, on, under or migrating from any Company Property, except in material compliance with all Environmental Laws.

(v)	Neither the Company nor any of its subsidiaries has treated, disposed of, discharged, released, or arranged for the treatment, disposal, discharge or release of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or any of its subsidiaries. No site or facility now or previously owned, operated or leased by the Company or any of its subsidiaries is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(vi)	Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any Company Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not be material to the Company and its subsidiaries; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any Company Property or any of the assets of the Company or any of its subsidiaries.

(vii)	Neither the Company nor any of its subsidiaries has received from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. To the knowledge of the Company, there are no facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(ll)	Insurance. Each of the Company and its subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All insurance policies of the Company and its subsidiaries are disclosed in Section 3.1(ll) of the Company Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company and its subsidiaries are otherwise in compliance with the terms of such policies. The Company has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of claims nor claims disputed by the Company’s and its subsidiaries’ insurers. All pending proceedings covered by any insurance policy of the Company and its subsidiaries have been properly reported to and accepted by the applicable insurer.

(mm)	Books and Records. The corporate records and minute books of the Company and its subsidiaries have been maintained in accordance with all applicable Laws and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(nn)	Non-Arm’s Length Transactions. Other than as disclosed in the Company Public Disclosure Record and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or its subsidiaries, on the one hand, and any (i) officer or director of the Company or its subsidiaries, (ii) any holder of record of 5% or more of the outstanding Company Shares or any person that, to the knowledge of the Company, beneficially owns 5% or more of the outstanding Company Shares, or (iii) any affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

(oo)	Financial Advisors or Brokers. Neither the Company nor any of its subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Company Financial Advisor and Paradigm Capital Inc. The Company has provided to the Purchaser correct and complete copies of the agreements under which the Company Financial Advisor and Paradigm Capital Inc. have agreed to provide services to the Company. Section 3.1(oo) of the Company Disclosure Letter sets out the aggregate dollar amount to be payable to and as agreed upon with the Company Financial Advisor and Paradigm Capital Inc. in the event the Arrangement is completed.

(pp)	Fairness Opinions. The Company Special Committee and the Company Board have received the TD Fairness Opinion and the Paradigm Fairness Opinion, which opinions, as of the date of this Agreement, have not been modified, amended, qualified or withdrawn. The Company has been authorized by TD and Paradigm Capital Inc. to permit inclusion of copies of the TD Fairness Opinion and the Paradigm Fairness Opinion in the Company Circular.

(qq)	Company Special Committee and Company Board Approval. The Company Special Committee, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Company Board and that the Company Board recommend that the Company Securityholders vote in favour of the Arrangement Resolution. The Company Board, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors and acting on the unanimous recommendation of the Company Special Committee, has unanimously determined that this Agreement and the Arrangement are in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement by the Company and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Company Securityholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Company Special Committee or the Company Board.

(rr)	Ownership of Purchaser Shares or other Securities. Neither the Company nor any of its subsidiaries or affiliates own any Purchaser Shares or any other securities of the Purchaser.

(ss)	Collateral Benefits. Other than as disclosed in Section 3.1(qq) of the Company Disclosure Letter, as of the date hereof, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(tt)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, any business practice of the Company, its subsidiaries or any of its affiliates, any acquisition of property by the Company, its subsidiaries or any of its affiliates, or the conduct of business by the Company, its subsidiaries or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(uu)	Indemnification Agreements. The Company Diligence Information contains correct copies of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

(vv)	Employment, Severance and Change of Control Agreements. The Company Diligence Information contains correct and complete copies of all employment, consulting, change of control and severance agreements to which the Company is a party providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification. The Purchaser has been duly formed and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(b)	Subsidiaries. Each of the subsidiaries of the Purchaser that is a corporation is validly subsisting under its respective laws and has the requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets. Each of the subsidiaries of the Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature or character of the properties and assets owned, leased or operated by its, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Except as set out in the Purchaser Public Disclosure Record or as otherwise disclosed in writing to the Company, the Purchaser is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or other equity interests of each of its subsidiaries and none of the wholly-owned subsidiaries of the Purchaser has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Purchaser’s subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares or other equity interests, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of any such subsidiaries.

(c)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the performance by the Purchaser of its obligations hereunder or the completion of the Arrangement or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d)	Required Approvals. No material authorization, licence, Permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser for the execution and delivery of this Agreement or, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX and the NYSE American as are contemplated by this Agreement; and

(iv)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(d), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both),

(i)	conflict with, result in a violation or breach of:

(A)	any Law applicable to it, its subsidiaries or any of its properties or assets; or

(B)	its articles or by-laws;

(ii)	result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any material Contract, material Permit, material license, material registration or any material commitment (written or oral) to which it is a party or by which it is bound or to which any of its material assets are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits or licenses;

(iii)	give rise to any rights of first refusal, rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any agreement, material Contract, indenture, authorization, deed of trust, mortgage, bond, instrument, license or Permit;

(iv)	result in the creation or imposition of any Lien upon any of the Purchaser’s material assets or the material assets of any of its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries’ ability to carry on their respective business as and where it is now being carried on.

(f)	Capitalization.

(i)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and unlimited number of class A preferred shares. As at the date of this Agreement, there were 257,666,449 Purchaser Shares issued and outstanding and no class A preferred shares issued and outstanding. As at the date of this Agreement, there were options outstanding providing for the issuance of an aggregate of 8,492,454 Purchaser Shares upon the exercise thereof; and restricted share units outstanding providing for the issuance of an aggregate of 477,711 Purchaser Shares upon the vesting thereof, deferred share units outstanding providing for the issuance of an aggregate of 764,720 Purchaser Shares upon settlement thereof, common share purchase warrants providing for the issuance of an aggregate of 32,545,000 Purchaser Shares upon exercise thereof and bonus shares providing for the issuance of an aggregate of 500,000 Purchaser Shares upon settlement thereof. Except as set forth in the Purchaser Public Disclosure Record and except for the stock options, restricted share units, warrants and bonus shares described in the preceding sentence, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other voting or equity securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other voting or equity security. All outstanding Purchaser Shares have been, and all Purchaser Shares issuable upon the exercise or vesting of rights under stock options, restricted share units, warrants and bonus shares in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Purchaser and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii)	There are no outstanding contractual obligation of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares.

(iii)	The Purchaser Shares are listed and posted for trading on the TSX and the NYSE American and, except for such listings and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(g)	Consideration Shares. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares.

(h)	Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser or its subsidiaries.

(i)	Reporting Issuer Status and Securities Laws Matters. The Purchaser (i) is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces and territories of Canada, (ii) is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, (iii) the Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act, and (iv) the Purchaser is not in default of any material provision of applicable Securities Laws or the applicable rules or regulations of the TSX or the NYSE American. Trading in the Purchaser Shares on the TSX, and the NYSE American are not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. No inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or, to the knowledge of the Purchaser, similar regulatory authority under applicable Securities Laws, or the TSX or the NYSE American is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Purchaser received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. Except as set forth in this Section 3.2(i), the Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws, or any other securities Laws. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws, and, where applicable, the rules and policies of the TSX and the NYSE American and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws, and the rules and policies of the TSX and the NYSE American. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and, to the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX or the NYSE American.

(j)	U.S. Securities Laws Matters.

(i)	The Purchaser is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(ii)	The Purchaser is not registered, or required to register as an “investment company” under the U.S. Investment Company Act.

(k)	Purchaser Financial Statements.

(i)	The Purchaser Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those or previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Purchaser Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(ii)	Neither the Purchaser nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or its subsidiaries, in the Purchaser Public Disclosure Record.

(iii)	Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109), for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Since December 31, 2021, neither the Purchaser, its subsidiaries nor any Representative of the Purchaser or its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or its subsidiaries is engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(v)	There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser.

(l)	Undisclosed Liabilities. Except as set forth in the Purchaser Public Disclosure Record and except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Purchaser as of December 31, 2021 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Purchaser nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(m)	Auditors. The Purchaser’s auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of Section 4.11 of NI 51-102) with the Purchaser’s auditors.

(n)	Absence of Certain Changes. Since December 31, 2021, except as set forth in the Purchaser Public Disclosure Record:

(i)	the Purchaser and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby; and

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Purchaser Material Adverse Effect.

(o)	No Material Adverse Effect. Since December 31, 2021 and to the date hereof, there has not been a Purchaser Material Adverse Effect.

(p)	Compliance with Laws.

(i)	The business of the Purchaser and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Purchaser nor its subsidiaries have received any written notice of any alleged violation of any such Laws other than violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(ii)	Neither the Purchaser nor its subsidiaries and, to the Purchaser’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable Anti-Corruption Laws, export control, or Sanctions Laws, (B) made, given, authorized, made, or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, (i) to any person in violation of the Anti-Corruption Laws, or (ii) to or for the benefit of a Government Official in order to improperly influence any act or decision of a Government Official, induce a Government Official to do or omit to do any act in violation of their lawful duty or secure any improper advantage, or (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity.

(iii)	The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Purchaser or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(q)	Sanctions. Neither the Purchaser nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees, or agents is a Sanctioned Person. Neither the Purchaser nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) or directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(r)	Litigation. There is no Proceeding against or involving the Purchaser or its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Purchaser, threatened) other than proceedings which would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or any of its subsidiaries in respect of its businesses, properties or assets.

(s)	Insolvency. No act or proceeding has been taken by or against the Purchaser or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Purchaser or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. Neither the Purchaser nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or any of its subsidiaries to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(t)	Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with management of the Purchaser and its legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Purchaser and has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Purchaser Board.

(u)	Ownership of Company Shares or other Securities. Neither the Purchaser nor any of its affiliates own any Company Shares or any other securities of the Company.

(v)	Arrangements with Securityholders. Other than the Company Support Agreements or as set forth in the Purchaser Public Disclosure Record, this Agreement, the Purchaser does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, businesses or operations, with any shareholder of the Company, any interested party of the Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(w)	Certain Securities Law Matters. The Consideration Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of NI 45-102, will be freely tradable within Canada by the holders thereof.

(x)	Canadian. At or before the closing of the transactions contemplated hereby, the Purchaser will be a “Canadian” within the meaning of the Investment Canada Act and a “taxable Canadian corporation” within the meaning of the Tax Act.

(y)	Property Claims.

(i)	The Purchaser has not received any indigenous claims which affects the Company or any of its subsidiaries nor, to the knowledge of the Purchaser, has any indigenous claims been threatened which relates to any of the Purchaser’s material properties, any permits or the operation by the Purchaser or any of its subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Purchaser’s material properties are located.

(ii)	The Purchaser and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any indigenous groups.

(iii)	There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any indigenous groups concerning the Purchaser, any of its subsidiaries or their respective business, operations or assets.

(iv)	No group blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Purchaser, has been threatened in connection with the activities on the Purchaser’s material properties.

(v)	No dispute between the Purchaser or any of its subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Purchaser, is threatened or imminent with respect to any of the Purchaser’s material properties or operations.

(z)	Purchaser Technical Report.

(i)	The Purchaser has made available to the authors of the Purchaser Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(ii)	All of the assumptions underlying the mineral resource and mineral reserve estimates in the Purchaser Technical Reports and in the Purchaser Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of the Purchaser, taken as a whole, from the amounts set forth in the Purchaser Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(iii)	The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(iv)	The Purchaser is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there is no new material scientific or technical information concerning the relevant property not included in the Purchaser Technical Reports.

3.3	Survival of Representations and Warranties

No investigation by or on behalf of either Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Party. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4

COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser’s consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Company Disclosure Letter, or (iv) as is otherwise required by applicable Law or any Governmental Authority:

(a)	the businesses of the Company and its subsidiaries will be conducted only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws, the Company and its subsidiaries will comply with the terms of all Material Contracts and will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of the officers, employees and consultants of the Company and its subsidiaries;

(b)	the Company will fully cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor, and provide input with respect to any activities relating to the operation of the Company Properties;

(c)	without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i)	alter or amend the articles, notice of articles, by-laws or other constating documents of the Company or its subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or its subsidiaries (other than dividends, distributions, payments or return of capital made to the Company by its subsidiaries);

(iii)	split, divide, consolidate, combine or reclassify the Company Shares or any other securities of the Company or its subsidiaries;

(iv)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Company Options, Company RSUs or any other equity based awards), other than the exercise or settlement (as applicable) of Company Options and Company RSUs that are outstanding as of the date of this Agreement in accordance with their terms;

(v)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries;

(vi)	amend the terms of any securities of the Company or its subsidiaries;

(vii)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(viii)	reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(ix)	reduce the stated capital of the shares of the Company or its subsidiaries;

(x)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xi)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xii)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)	the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in applicable Securities Laws) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that the conditions in Section 7.3(b) would not be satisfied;

(e)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiaries, including without limitation with respect to the Company Properties;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)	incur any capital expenditures, enter into any agreement obligating the Company or its subsidiaries to provide for future capital expenditures, in excess of US$250,000 in the aggregate or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a Material Contract in existence on the date hereof;

(iv)	pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Company Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction; or

(vii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(ii)	except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract or waive, release, or assign any material rights or claims thereto or thereunder;

(iii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)	neither the Company nor any of its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii)	grant any general salary or fee increase, pay any fee, bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business as disclosed in the Company Disclosure Letter;

(iii)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(iv)	enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(v)	enter into or modify any employment or consulting agreement with any employee or consultant that provides for base salary, fees, bonus, severance or any other incentive in excess of US$100,000 in aggregate;

(vi)	terminate the employment or consulting arrangement of any senior management (including the Company Senior Management);

(vii)	increase any benefits payable under its current severance or termination pay policies;

(viii)	increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(ix)	make any material determination under any Employee Plan that is not in the ordinary course of business;

(x)	amend the Company Option Plan or the Company RSU Plan, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries;

(xi)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance, vesting or settlement criteria or accelerate vesting or settlement under the Company Option Plan or the Company RSU Plan; or

(xii)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(h)	neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(i)	the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.8(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j)	the Company will use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Company Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants (including the Company Senior Management);

(k)	neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l)	the Company and its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; and (iii) keep the Purchaser reasonably informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Company and its subsidiaries);

(m)	the Company will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) not amend any Return or change any of its methods of reporting income, deductions for Tax purposes from those employed in the preparation of its Returns for the taxation year ended December 31, 2020, except as may be required by applicable Law (iii) not make, change or revoke any material election relating to Taxes (iv) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements), (v) enter into any tax sharing, tax allocation or tax indemnification agreement, (vi) make a request for a tax ruling to any Governmental Authority, or (vii) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(n)	the Company will not directly or indirectly take any action or enter into any transaction, other than a Pre-Acquisition Reorganization or a transaction taken in the ordinary course of business, that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and its successors and assigns in respect of the non-depreciable capital properties owned by the Company directly or indirectly as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with the Purchaser, and the Company will use commercially reasonable efforts to address reasonable concerns of the Purchaser prior to taking or allowing a subsidiary to take such action or transaction;

(o)	the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(p)	the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(q)	the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (D) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(r)	as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

4.2	Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, each Party (the “Providing Party”) will afford to the other Party and its Representatives (the “Accessing Party”) until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information or Purchaser Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided however that (a) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and (b) other than in circumstances where access to or disclosure of any information or documents would not result in the loss of attorney-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to attorney-client privilege. Subject to compliance with applicable Laws and such requests not materially and unduly interfering with the ordinary conduct of the business of the Company, the Company and its subsidiaries will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Purchaser and the Company and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of a Party, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

4.3	Covenants of the Company Regarding the Arrangement

(a)           Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i)	subject to the Purchaser’s prior review and approval as contemplated by Section 2.2(a), publicly announcing the execution of this Agreement, the support of the Company Board of the Arrangement (including the voting intentions of each Supporting Company Shareholder referred to in Section 2.5(d)) and the Company Board Recommendation;

(ii)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Material Contracts in order to complete the Arrangement as set out in Section 4.3(a)(ii) of the Company Disclosure Letter;

(iii)	cooperating with the Purchaser in connection with, and using its commercially reasonable efforts to assist the Purchaser in obtaining the waivers, consents and approvals referred to in Section 4.4(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Company will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(iv)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(v)	upon reasonable consultation with the Purchaser, using commercially reasonable efforts to oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

(b)          In the event that the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby the Purchaser and/or its affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to the Company and the Company Shareholders which are substantially equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In particular but without limitation, the Company agrees that the “initial deposit period” in respect of any such Alternative Transaction that is structured as a formal take-over bid shall be the period determined by the Purchaser so long as it is not less than 35 days. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

4.4	Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including (without limiting the obligations of the Purchaser in Article 2):

(a)	subject to the Company’s prior review and approval as contemplated by Section 2.3(a), publicly announcing the execution of this Agreement, the support of the Purchaser Board of the Arrangement and the Purchaser Board Recommendation;

(b)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.3(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(c)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(d)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and exemptions under U.S. state securities laws;

(e)	upon reasonable consultation with the Company, using commercially reasonably efforts to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(f)	forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(g)	applying for and using commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the NYSE American of the Consideration Shares, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSX and the NYSE American; and

(h)	at or prior to the Effective Time, allotting and reserving for issuance a sufficient number of Purchaser Shares to meet the obligations of Purchaser under the Plan of Arrangement.

4.5	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order, decree, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will use commercially reasonable efforts not to take or cause to be taken any action, which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c)	promptly notify the other Party of:

(i)	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any communication from any Governmental Authority in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(d)	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

4.6	Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	as soon as reasonably practicable, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Authorities required or advisable, and shall use commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(b)	no Party shall extend or consent to any extension or refuse to consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(c)	all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Authority in respect of any Regulatory Approvals shall be paid by the Purchaser;

(d)	each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(e)	each Party shall permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence, communications or other documents (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence, communications or other documents provided to a Governmental Authority, or any communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals;

(f)	each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, no Party shall participate in any meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend, provided, however, that this obligation shall not extend where competitively sensitive information may be discussed or communicated, in which case the other Party’s external legal counsel shall be provided with any such communications or information related to any such meeting on an external counsel-only basis and, unless participation by a Party’s external legal counsel is prohibited by applicable Law or by such Governmental Authority, shall have the right to participate in any such meetings on an external counsel-only basis;

(g)	with respect to Section 4.6(f) above, where a Party (in this Section 4.6 only, the “Disclosing Party”) provides any applications, notices, filings, submissions, undertakings, correspondence, communications or other documents to the other Party (the “Receiving Party”) on an external counsel-only basis, the Disclosing Party shall also provide the Receiving Party with a redacted version of any such applications, notices, filings, submissions, undertakings, correspondence, communications or other documents; and

(h)	each Party shall use its commercial reasonable efforts to ensure that the exemption provided under Section 3(a)(10) of the U.S. Securities Act and exemptions from applicable U.S. state securities Laws are available for the issuance of Purchaser Shares and Replacement Options pursuant to the Plan of Arrangement.

4.7	Employment Matters

(a)           Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and to cause its subsidiaries to cause, all directors and officers of the Company and its subsidiaries whose employment is not being continued by the Purchaser to provide resignations and releases of all claims against the Company or at the written request of the Purchaser shall terminate such officers effective as at the Effective Time.

(b)          The Purchaser agrees that it shall cause the Company, its subsidiaries and any successor to the Company (including any Surviving Corporation) to honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries that are fully and completely disclosed in Section 4.7(b) of the Company Disclosure Letter, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of the Company and in form and substance satisfactory to the Purchaser, acting reasonably.

(c)           The Company shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the payments contemplated in this Section 4.7.

4.8	Indemnification and Insurance

(a)           The Parties agree that all rights to indemnification now existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Company Disclosure Letter and copies of which are provided to the Purchaser prior to the date hereof, and, as of the Effective Time, will survive the completion of the Plan of Arrangement and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b)           Prior to the Effective Time, notwithstanding any other provision hereof, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual premium for policies currently maintained by the Company or its subsidiaries.

(c)           The provisions of this Section 4.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 4.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

4.9	Pre-Acquisition Reorganization

(a)	The Company shall use its commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company, acting reasonably: (i) would require the Company to obtain the prior approval of the Company Shareholders in respect of such Pre-Acquisition Reorganization; (ii) would materially impede, delay or prevent the consummation of the Arrangement (including giving rise to litigation by third parties); or (iii) could be prejudicial to the Company or Company Shareholders or other securityholders, as a whole, in any respect.

(b)	Without limiting the foregoing and other than as set forth in clause (a) above, the Company shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date. In addition:

(i)	the Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses (including actual out-of-pocket costs and expenses for filing fees and external counsel), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization that was effected at the Purchaser’s request prior to termination of this Agreement (other than due to a breach by the Company or any of its subsidiaries of the terms and conditions of this Agreement or in circumstances that would give rise to the payment of Termination Fee by the Company to the Purchaser) or as a result of the reversal (where such reversal is determined by such Party to be necessary, acting reasonably) of all or any part of the Pre-Acquisition Reorganization steps that was effected at the Purchaser’s request prior to termination of this Agreement (other than due to a breach by the Company or any of its subsidiaries of the terms and conditions of this Agreement or in circumstances that would give rise to the payment of a Termination Fee by the Company to the Purchaser), in the event the Arrangement does not proceed;

(ii)	unless the Parties otherwise agree in writing, acting reasonably, the Parties shall seek to have any Pre-Acquisition Reorganization made effective as of, or immediately prior to, the last moment of the day ending immediately prior to the Effective Date but after the Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 7.1 and Section 7.3 and shall have confirmed in writing that it is prepared to promptly without condition proceed to effect the Arrangement. The completion of the Pre-Acquisition Reorganizations, if any, shall not be a condition of the completion of the Arrangement;

(iii)	any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company’s material operations prior to the Effective Time;

(iv)	any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract;

(v)	the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, the Company, any of its subsidiaries, or any Company Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(vi)	such cooperation does not require the directors, officers or employees of the Company to take any action in any capacity other than as a director, officer or employee, as applicable.

(c)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by the Purchaser in this regard on a timely basis and to reasonably assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

4.10	Credit Agreement Co-Operation

Upon the request of the Purchaser, the Company shall use commercially reasonable efforts to assist the Purchaser in satisfying the conditions and/or covenants under any indebtedness of the Purchaser or its subsidiaries including, without limitation, in connection with providing any (i) guarantees and/or security of the Company and/or its subsidiaries with respect to the Purchaser Credit Agreement; and (ii) consents, waivers or other concessions required under any indebtedness of the Company or its subsidiaries, provided that, for greater certainty, the Company shall not be required to provide any guarantee or security that is effective prior to the Effective Time. The Company shall, and shall cause its subsidiaries to, cooperate in connection therewith, including (i) furnishing the Purchaser with such financial statements, operating information and other pertinent information available or that can practicably be produced in respect the Company and its subsidiaries, (ii) participating in a reasonable number of meetings, discussions or presentations requested by the Purchaser, and (iii) cooperating with the Purchaser in the preparation of information, documents, marketing documents or other materials in connection with any security or guarantees, provided that the Company shall not be required to (or to cause any of its subsidiaries to) cooperate in connection therewith to the extent that the Company believes that doing so would: (A) unduly interfere with the ordinary course conduct of the business of the Company, (B) result in the loss of solicitor-client, work product or other privilege, (C) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of its subsidiaries with respect to confidentiality to any third party, or (D) breach, contravene or violate any applicable Law. The Purchaser agrees to indemnify and hold the Company harmless from an against all losses incurred by the Company or its subsidiaries in connection with cooperating with the Purchaser in connection with this Section 4.10 (other than those incurred due to or the result of the gross negligence, willful misconduct or fraud of the Company or its subsidiaries or their respective representatives).

Article 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals

(a)           Except as expressly provided in this Article 5 or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing (which consent may be withheld, conditioned or delayed in the Purchaser’s sole and absolute discretion), until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company shall not and shall cause its subsidiaries and their respective Representatives to not, directly or indirectly through any other person:

(i)	make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement)), or take any other action that facilitates, any inquiry or proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal; or

(ii)	participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal; or

(iii)	make or propose publicly to make a Change of Recommendation; or

(iv)	agree to, approve, accept, recommend, enter into, or propose publicly to agree to, approve, accept, recommend or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(v)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval or recommendation of the Company Board of the transactions contemplated hereby.

(b)            Except as set out in Section 5.1(b) of the Company Disclosure Letter, the Company shall, and shall cause its subsidiaries and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Company or any of its Representatives or its subsidiaries and their Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection with such termination, the Company will immediately discontinue access to and disclosure of any an all information including its confidential information, and access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives) and will as soon as possible, and in any event within two Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or its subsidiaries previously provided in connection therewith to any person (other than the Purchaser and its Representatives) to the extent such confidential information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)            Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the approval of the Arrangement Resolution by Company Securityholders that did not result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may (i) furnish or provide access to or disclosure of information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, if and only if (y) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution, and (z) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, and (ii) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal, if consummated in accordance with its terms would reasonably be expected to constitute a Superior Proposal.

(d)            The Company shall promptly (and, in any event, within 24 hours of receipt by the Company) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request. Thereafter, the Company will keep the Purchaser promptly and fully informed of the status, developments and details of any such Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

(e)            Except as expressly permitted by this Section 5.1, neither the Company Board, nor any committee thereof shall: (i) make a Change of Recommendation; (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Company Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an “Acquisition Agreement”) with respect to any Acquisition Proposal; or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(f)            Notwithstanding anything to the contrary contained in Section 5.1(e), in the event the Company receives a bona fide Acquisition Proposal that Company Board has determined is a Superior Proposal from any person after the date hereof and prior to the Company Meeting, then, the Company Board may, prior to the Company Meeting, make a Change of Recommendation or enter into an Acquisition Agreement with respect to such Superior Proposal, but only if:

(i)	the Company did not breach any provision of this Section 5.1 (other than de minimus breaches) in connection with the preparation or making of such Acquisition Proposal and the Company has complied in all material respects with the other terms of this Section 5.1(f);

(ii)	the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Company Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Company Board intends to make a Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal, in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Company Board regarding the value or range of values in financial terms that the Company Board has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(iii)	a period of five Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the later of the date the Purchaser received the notice from the Company referred to in Section 5.1(f)(ii) and, if applicable, the notice from the Company Board with respect to any non-cash consideration as contemplated in Section 5.1(f)(ii), and the date on which the Purchaser received the summary of material terms and copies of agreements set out in Section 5.1(f)(ii);

(iv)	if the Purchaser has proposed to amend the terms of the Arrangement in accordance with Section 5.1(g), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser;

(v)	in the event the Company intends to enter into an Acquisition Agreement, the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(i) [Superior Proposal]; and

(vi)	the Company has previously, or concurrently will have, paid to the Purchaser the Termination Fee pursuant to Section 5.2.

(g)            The Company acknowledges and agrees that during the Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, in its sole discretion, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement in accordance with this Section 5.1(g). The Company Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal that previously constituted a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and the Parties will amend the terms of this Agreement and the Arrangement to reflect such offer made by the Purchaser, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Company Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser’s offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, make a Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal.

(h)            Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 5.1(f) and shall require a new five Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(iii) with respect to such new Acquisition Proposal. In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 5.1(f)(ii) on a date that is less than 10 Business Days prior to the Company Meeting, the Company may, and upon the request of the Purchaser, the Company shall adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than 10 days after the scheduled date of such Company Meeting, provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

(i)            The Company Board shall reaffirm the Company Board Recommendation by news release promptly after (i) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Company Board makes the determination referred to in Section 5.1(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of this Agreement and the Arrangement. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Company shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its outside legal counsel. Such news release shall state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j)            The Company will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to an Acceptable Confidentiality Agreement described in this Section 5.1 or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(k)            Nothing in this Agreement shall prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have first determined that the failure to make such disclosure would be required under Law; provided that the Company shall provide the Purchaser and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.1(k) and shall give reasonable consideration to such comments.

(l)            The Company represents and warrants that it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenant to which it or any of its subsidiaries is party. The Company agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(l)) and (ii) to promptly and use commercially reasonable efforts to diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof. The Company shall forthwith, if provided for in a confidentiality agreement with such person, and in any event within two Business Days, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with the Company to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(m)            Without limiting the generality of the foregoing, the Company shall ensure that its subsidiaries and their respective Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its subsidiaries or their respective Representatives.

(n)            Nothing contained in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal if: (i) in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company provides the Purchaser and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (iii) the Company considers all reasonable amendments to such disclosure as requested by the Purchaser and its legal counsel, acting reasonably. Nothing contained in this Agreement shall prohibit the Company or the Company Board from calling and/or holding a shareholder meeting requisitioned by shareholders in accordance with the BCBCA or complying with any order of a governmental entity that was not solicited, supported or encouraged by the corporation or any of its representatives.

5.2	Termination Fee and Expenses

(a)            “Termination Fee Event” means any of the following events:

(i)	this Agreement shall have been terminated:

(A)	by either the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(b)(ii) [Failure to Obtain Company Securityholder Approval], or

(B)	by the Purchaser pursuant to Section 6.1(c)(iii) [Breach of Company Representations, Warranties or Covenants] but only in the event of a termination due to a wilful or intentional breach or fraud by the Company, or and both: (x) prior to such termination, an Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders after the date hereof and prior to the Company Meeting; and (y) the Company shall have either (1) completed any Acquisition Proposal within 6 months after this Agreement is terminated or (2) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Company Board shall have recommended any Acquisition Proposal, in each case, within 6 months after this Agreement is terminated, and such Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 6-month period), provided, however, that for the purposes of this Section 5.2(a)(i), all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”;

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Change of Recommendation];

(iii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Material Breach of Company Non-Solicitation Covenants];

(iv)	this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Company Securityholder Approval], if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 6.1(c)(i) [Change of Recommendation]; or

(v)	this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i) [Superior Proposal].

(b)            If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of C$7,300,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser as follows:

(i)	in the case of a Termination Fee Event referred to in Section 5.2(a)(i), the Company shall pay the Termination Fee to the Purchaser on or prior to completion of the applicable Acquisition Proposal;

(ii)	in the case of a Termination Fee Event referred to in Section 5.2(a)(ii), 5.2(a)(iii), or 5.2(a)(iv), the Company shall pay the Termination Fee to the Purchaser within one Business Day following such termination; or

(iii)	in the case of a Termination Fee Event referred to in Section 5.2(a)(v), the Company shall pay the Termination Fee, to the Purchaser concurrently with such termination.

(c)            Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the other from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder. The Purchaser shall pay all filing fees or similar fees payable to a Governmental Authority and applicable Taxes in connection with a Regulatory Approval.

(d)            Each of the parties acknowledges that the agreements contained in this Section 5.2 are an integral part of the transactions contemplated in this Agreement and that without these agreements, the Parties would not enter into this Agreement.

(e)            Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s right to receive such payment under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section 5.2 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 8.14 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Article 6

TERMINATION

6.1	Termination

(a)            Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)            Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	the Company Meeting is held and the Arrangement Resolution is not approved by the Company Securityholders in accordance with applicable Laws and the Interim Order, except that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Arrangement Resolution by the Company Securityholders; or

(iii)	after the date hereof, any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement.

(c)            Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time, if:

(i)	either (A) the Company Board or any committee thereof fails to publicly make a recommendation that the Company Securityholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(d) and Section 5.1(i) or the Company or the Company Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser the Company Board Recommendation, it being understood that publicly taking no position or a neutral position by the Company and/or the Company Board with respect to an Acquisition Proposal for a period exceeding five calendar days after an Acquisition Proposal has been publicly announced (or beyond the date which is one day prior to the Company Meeting, if sooner) shall be deemed to constitute such a withdrawal, modification, qualification or change, (B) the Purchaser requests that the Company Board reaffirm its recommendation that the Company Securityholders vote in favour of the Arrangement Resolution and the Company Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Company Meeting, or (C) the Company and/or the Company Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal (each of the foregoing a “Change of Recommendation”);

(ii)	the Company breaches Section 5.1 in any material respect;

(iii)	subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured and the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)	a Material Adverse Effect has occurred with respect to the Company after the date of this Agreement.

(d)            Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time, if:

(i)	at any time prior to the approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.1(f), provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 5.2;

(ii)	subject to compliance with Section 6.3, the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured and the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied or

(iii)	a Purchaser Material Adverse Effect has occurred after the date of this Agreement.

6.2	Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (i) any liability of the Company to pay a Termination Fee that is unpaid at the time of termination of this Agreement, and (ii) the provisions of Section 4.2, Section 5.2, this Section 6.2 and Article 8 (other than Section 8.6 and Section 8.9), shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 15 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been given prior to the making of the application for the Final Order or the date of the Company Meeting, such application and/or such meetings, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7

CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of the Purchaser and the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Company Securityholders at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and the approval of the NYSE American, will have been obtained, including in respect of the listing and posting for trading of the Consideration Shares;

(d)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(e)	the Consideration Shares to be issued pursuant to the Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable state securities laws and (ii) freely transferable under applicable U.S. Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates”, as such term is defined in Rule 144 under the U.S. Securities Act, of the Purchaser), provided, however, that the Company shall be not entitled to the benefit of the conditions in this Section 7.1(e), and shall be deemed to have waived such condition in the event that the Company fails to advise the Court prior to the hearing in respect of the Interim Order that the Purchaser intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.12 and the Final Order shall reflect such reliance;

(f)	the Replacement Options to be issued to holders of Company Options pursuant to the Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance on the exemption in Section 3(a)(10) thereof, it being understood that the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any; and

(g)	this Agreement shall not have been terminated in accordance with its terms.

7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Purchaser in Section 3.2 shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted or required by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Section 3.2(a) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.2(f)(i) [Capitalization] and Section 3.2(o) [No MAE]) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the representations and warranties made by the Company in Section 3.1(a) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization] (other than de minimis inaccuracies or adjustments resulting from the issuance of Purchaser Shares pursuant to the terms of any equity incentive awards) and Section 3.2(o) [No MAE] must be accurate in all respects when made and as of the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Purchaser Material Adverse Effect;

(d)	the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(e)	the Purchaser shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company set forth in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted or required by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Section 3.1(a)(i) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization], Section 3.1(n)(ii) [No MAE] and Section 3.1(u) [Interest in Properties] which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the representations and warranties made by the Company in Section 3.1(a)(i) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization] (other than de minimis inaccuracies or adjustments resulting from the issuance of Company Shares pursuant to the terms of the Company Options or Company RSUs), Section 3.1(n)(ii) [No MAE] and Section 3.1(u) [Interest in Properties] must be accurate in all respects when made and as of the Effective Date;

(c)	Company Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Company Shareholders representing not more than 5% of the Company Shares then outstanding);

(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect;

(e)	the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Sections 7.3(a), 7.3(b), 7.3(c) and 7.3(d) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(f)	all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Material Contract which the Purchaser has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to the Purchaser, acting reasonably; and

(g)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or restriction on the acquisition by the Purchaser of any Company Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; or

(iii)	imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares.

Article 8

GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic mail addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

Orla Mining Ltd.
Suite 202 - 595 Howe Street
Vancouver, BC
V6C 2T5

Attention:	Jason Simpson, President & Chief Executive Officer
E-mail:	[contact information has been redacted]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
885 West Georgia Street
Suite 2200
Vancouver, British Columbia
V6C 3E8

Attention:	Jen Hansen
Jeffrey Roy

Email:	[contact information has been redacted]
[contact information has been redacted]

And to:

Neal, Gerber & Eisenberg LLP
2 N. LaSalle St.
Chicago, IL 60602-3801

Attention:	John Koenigsknecht

Email:	[contact information has been redacted]

(b)	if to the Company:

Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, BC
V6C 1B4

Attention:	Jason Attew, President & Chief Executive Officer
E-mail:	[contact information has been redacted]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600 – 595 Burrard Street
Vancouver, British Columbia
V7X 1L3

Attention:	Bob Wooder
Susan Tomaine

E-mail:	[contact information has been redacted]
[contact information has been redacted]

And to:

Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043

Attention:	Randal Jones
E-mail:	[contact information has been redacted]

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given during such hours on any day.

8.2	Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4	Third Party Beneficiaries

Except as provided in Section 4.8 which, without limiting its terms, is intended for the benefit of the present and former directors and officers of the Company and its subsidiaries, as and to the extent applicable in accordance with its terms (collectively, the “Third-Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties acknowledge to each of the Third-Party Beneficiaries their direct rights against the applicable Party under Section 4.8, which are intended for the benefit of, and shall be enforceable by, each Third-Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company shall hold the rights and benefits of Section 4.8 in trust for and on behalf of the Third-Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third-Party Beneficiaries.

8.5	Time of Essence

Time is of the essence of this Agreement.

8.6	Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Purchaser, and the Purchaser shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Company; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 5.1, (i) the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any press release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal, a Change of Recommendation or in connection with any dispute between the Parties regarding this Agreement, the Arrangement and the transactions contemplated hereby and (ii) the Purchaser shall have no obligation to obtain the consent of or consult with the Company prior to any press release, public statement, disclosure or filing by the Purchaser in connection with any dispute between the Parties regarding this Agreement, the Arrangement and the transactions contemplated hereby.

8.7	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.8	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.9	Amendment

(a)            Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the Consideration to be received by the Company Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(b)            Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

8.10	Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Party hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.11	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.13	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.14	Injunctive Relief

Subject to Section 5.2(e), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

8.15	No Personal Liability

(a)            No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b)            No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.16	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ORLA MINING LTD.

By:	(signed) “Jason Simpson”
	Name:	Jason Simpson
	Title:	President & Chief Executive Officer

GOLD STANDARD VENTURES CORP.

By:	(signed) “Jason Attew”
	Name:	Jason Attew
	Title:	President, Chief Executive Officer & Director

Schedule A

Form of Plan of Arrangement

Please see attached.

A-1

Final

SCHEDULE a

TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement

Under DIVISION 5 OF PART 9 OF THE

Business Corporations Act (BRITISH COLUMBIA)

ARTICLE One

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“affiliate” has the meaning ascribed thereto under the Securities Act (British Columbia);

(b)	“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated as of June 12, 2022 between the Purchaser and the Company, together with the disclosure letter delivered by the Company in connection with the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Securityholders at the Company Meeting to approve the Arrangement;

(e)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(f)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

(g)	“Company” means Gold Standard Ventures Corp., a corporation incorporated under the provincial laws of British Columbia;

(h)	“Company Meeting” means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(i)	“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

(j)	“Company Option Plan” means the amended and restated stock option plan of the Company, which was last approved by the Company’s board of directors on June 24, 2020 and most recently approved by the Company’s shareholders on June 24, 2020;

(k)	“Company Optionholder” means a holder of one or more Company Options;

(l)	“Company Options” means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Option Plan or a predecessor thereto;

(m)	“Company Rights Plan” means the shareholder rights plan agreement dated effective September 12, 2017, as last approved by Company Shareholders on June 24, 2020, between the Company and Computershare Trust Company of Canada;

(n)	“Company RSU Holder” means a holder of one or more Company RSUs;

(o)	“Company RSU Plan” means the amended and restated restricted share unit plan, which was last approved by the Company’s board of directors on June 24, 2020 and most recently approved by shareholders of the Company on June 24, 2020;

(p)	“Company RSUs” means restricted share units granted pursuant to or otherwise subject to the Company RSU Plan;

(q)	“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the Company RSU Holders;

(r)	“Company Shareholder” means a holder of one or more Company Shares;

(s)	“Company Shares” means the common shares without par value in the capital of the Company;

(t)	“Consideration” means the consideration to be received by each Company Shareholder (other than a Dissenting Company Shareholder) pursuant to the Plan of Arrangement in consideration for Company Shares held by each Company Shareholder consisting of 0.1193 of a Purchaser Share and $0.0001 in cash for each Company Share;

(u)	“Court” means the Supreme Court of British Columbia, or other court as applicable;

(v)	“Depositary” means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

(w)	“Dissent Rights” shall have the meaning ascribed to such term in Section 4.01 hereof;

(x)	“Dissenting Company Shareholder” means a registered Company Shareholder who (i) has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Plan of Arrangement and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(y)	“Effective Date” means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived (excluding conditions that by their terms cannot be satisfied until the Effective Date) and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three (3) Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date);

(z)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(aa)	“Eligible Holder” means a Company Shareholder immediately prior to the Effective Time (other than a Dissenting Company Shareholder but including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b)) who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Company Shares as capital property and who is not exempt from tax under Part 1 of the Tax Act, or (b) not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Company Shares constitute “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

(bb)	“Exchange Ratio” means 0.1193;

(cc)	“Final Order” means the order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal (provided that any such amendment, modification or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

(dd)	“Former Company Shareholders” means the Company Shareholders immediately prior to the Effective Time (including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b));

(ee)	“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE American;

(ff)	“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA following the application as contemplated by the Arrangement Agreement and after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably)

(gg)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Company Shareholders and Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b) providing for the delivery of Company Shares to the Depositary;

(hh)	“Lien” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ii)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.9 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court;

(jj)	“Purchaser” means Orla Mining Ltd., a corporation incorporated under the laws of Canada;

(kk)	“Purchaser Shares” means the common shares in the capital of the Purchaser;

(ll)	“Registrar” means the registrar appointed pursuant to Section 400 of the BCBCA;

(mm)	“Replacement Option” shall have the meaning ascribed thereto in Section 3.01(e);

(nn)	“Replacement Option In-The-Money Amount” means in respect of a Replacement Option the amount, if any, by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

(oo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

(pp)	“Tax Act” means the Income Tax Act (Canada).

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE Two
ARRANGEMENT AGREEMENT AND BINDING EFFECT

Section 2.01	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement.

Section 2.02	Binding Effect

As of and from the Effective Time, this Plan of Arrangement will become effective and shall be binding upon the Purchaser, the Company, all registered and beneficial Company Securityholders, including the Dissenting Company Shareholders, the registrar and transfer agent of the Company, the Depositary and all other persons at and after the Effective Time, without any further act or formality required on the part of any person.

ARTICLE Three
ARRANGEMENT

Section 3.01	Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	the rights issued under the Company Rights Plan shall be, and shall be deemed to be cancelled, without any payment or other consideration to the Company Shareholders, and the Company Rights Plan shall be terminated and cease to have any further force or effect;

(b)	each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the Company RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of Company RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by the Company at the Effective Time in exchange for Company Shares valued in accordance with the terms of the Company RSU Plan less applicable withholdings pursuant to Section 5.04, such Company Shares shall be transferred at the Effective Time for the Consideration pursuant to Section 3.01(d) hereof, and each Company RSU Holder shall be entered in the register of the Company Shareholders maintained by or on behalf of Company as the holder of such Company Shares provided that no share certificates shall be issued with respect to such Company Shares, and each such Company RSU shall be immediately cancelled and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as holders of Company RSUs. Such holders’ names shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(c)	each Company Share held by a Dissenting Company Shareholder in respect of which Dissent Rights have been validly exercised shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser for the amount therefor determined under Article 4 hereof, and: (i) the name of such Dissenting Company Shareholder shall be removed from the register of the Company Shareholders maintained by or on behalf of Company and each such Company Share shall be cancelled and cease to be outstanding; (ii) such Dissenting Company Shareholder shall cease to be the holder of each such Company Share or to have any rights as a Company Shareholder other than the right to be paid the fair value for each such Company Share as set out in Article 4; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(d)	each Company Share, including Company Shares issued pursuant to Section 3.01(b), (other than any Company Share held by a Dissenting Company Shareholder who has validly exercised their Dissent Right) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in consideration therefor, the Purchaser shall issue and pay the Consideration for each Company Share, subject to Section 3.03 and Article 5, and: (i) the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be issued and paid the Consideration by the Purchaser in accordance with this Plan of Arrangement; (ii) such holders’ names shall be removed from the register of the Company Shareholders maintained by or on behalf of Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(e)	each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for an option (each a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such Company Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, shall be exercisable until the earlier of: (Y) the date that is 24 months following the Effective Date; and (Z) the original expiry date of such Company Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the Company Option so exchanged, and shall be governed by the terms of the Company Option Plan (or the predecessor thereto, as applicable), and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option.

The exchanges, transfers and cancellations provided for in this Section 3.01 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Section 3.02	Purchaser Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

Section 3.03	Fractional Shares/Rounding of Cash Consideration

No fractional Purchaser Shares shall be issued to Former Company Shareholders. The number of Purchaser Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Purchaser Share in the event that a Former Company Shareholder is entitled to a fractional share and no person will be entitled to any compensation in respect of a fractional share.

If the aggregate cash amount a Former Company Shareholder is entitled to receive pursuant to Section 3.01 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

ARTICLE Four
DISSENT RIGHTS

Section 4.01	Dissent Rights

Registered Company Shareholders as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) in respect of all Company Shares held by such holder as a registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.01, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Liens, as provided in Section 3.01(c) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for their Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.01(c)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares and (iv) shall be deemed to have transferred and assigned their Company Shares (free and clear of all Liens) to the Purchaser in accordance with Section 3.01(c); or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.01(d) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised. For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.01(c), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.01(c) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Options or Company RSUs; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any beneficial Company Shareholder.

ARTICLE Five
DELIVERY OF CONSIDERATION

Section 5.01	Delivery of Consideration

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall pay and deliver or cause to be paid and delivered to the Depositary, for the benefit of applicable holders of Company Shares (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(b)), sufficient Purchaser Shares and cash to satisfy the aggregate Consideration payable and deliverable to the Company Shareholders (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(b)) in accordance with Section 3.01(d), which Purchaser Shares and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary of a certificate or direct registration (“DRS”) advice-statements that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration in accordance with Section 3.01 hereof, together with a duly completed Letter of Transmittal and additional documents and instruments (including, without limitation, and to the extent applicable to any particular holder, U.S. federal income tax forms) as the Depositary may reasonably require and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the terms of such certificate, the BCBCA, the Securities Transfer Act (British Columbia) and the articles and notice of articles of Company, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver and pay to such holder following the Effective Time, cash and certificates or DRS advice-statements representing the Consideration that such holder is entitled to receive in accordance with Section 3.01 hereof less applicable withholdings pursuant to Section 5.04, and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, holders of Company RSUs who received Company Shares pursuant to Section 3.01(b) shall not receive certificates representing such Company Shares and, accordingly, shall not be required to deliver any such certificates.

(c)	An Eligible Holder whose Company Shares are transferred for consideration pursuant section 3.01(d) hereof and receives the Consideration shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by the Purchaser, within 90 days after the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such joint elections. The Purchaser shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, The Purchaser or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date but will have no obligation to do so.

(d)	Upon receipt of the Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Purchaser will deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Company Shares to Purchaser.

(e)	After the Effective Time and until surrendered as contemplated by Section 5.01(b) hereof, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares held by Dissenting Company Shareholders) following completion of the transactions described in Section 3.01, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS advice-statement is entitled to receive in accordance with Section 3.01 hereof less applicable withholdings pursuant to Section 5.04.

(f)	After the Effective Time, each certificate formerly representing Company Options will be deemed to represent Replacement Options as provided in Section 3.01(e), provided that upon any transfer of such certificate formerly representing Company Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Company Options shall be deemed to be cancelled.

Section 5.02	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.01(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration payable and deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be paid and delivered shall as a condition precedent to the payment and delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.03	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Purchaser Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Shares.

Section 5.04	Withholding Rights

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct or withhold or direct any other person to deduct and withhold on their behalf, from any consideration otherwise payable, issuable or otherwise deliverable to any Company Securityholder or any other securityholder of the Company under this Plan of Arrangement (including any payment to Dissenting Company Shareholders, holders of Company RSUs and holders of Company Options) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary or any other person, as the case may be. For all purposes under this Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under this Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a person, such portion of Company Shares, Purchaser Shares or other security otherwise deliverable to such person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 5.04, and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 5.04.

Section 5.05	Limitation and Proscription

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.01 and Section 5.02 in order for such Former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.01(d), on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, nor any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or paid or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.06	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options and Company RSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company RSU Holders, the Company Optionholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options or Company RSUs shall be deemed to have been settled, compromised, released and determined without liability of the Company or Purchaser except as set forth in this Plan of Arrangement.

ARTICLE Six
AMENDMENTS

Section 6.01	Amendments to Plan of Arrangement

(a)	The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

(d)	Notwithstanding the foregoing provisions of this Section 6.01, any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval or communication to the Court or Company Securityholders, provided that it concerns a matter that, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Consideration and is not otherwise adverse to the economic interest of any Company Securityholder.

ARTICLE Seven
FURTHER ASSURANCES

Section 7.01	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE Eight
US SECURITIES LAW EXEMPTION

Section 8.01	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to holders of Company Options in exchange for Company Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Company Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

SCHEDULE b
Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Gold Standard Ventures Corp. (the “Company”), its shareholders and Orla Mining Ltd. (“Purchaser”), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix [●] to the Management Information Circular of the Company dated [●], 2022 (the “Information Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.	The Arrangement Agreement dated as of June 12, 2022 between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time (the “Arrangement Agreement”), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

D.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.